UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of August, 2026.
Commission File Number 001-38755
Suzano S.A.
(Exact name of registrant as specified in its charter)
SUZANO INC.
(Translation of Registrant’s Name into English)
Av. Professor Magalhaes Neto, 1,752
10th Floor, Rooms 1010 and 1011
Salvador, Brazil 41 810-012
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INCORPORATION BY REFERENCE

This report is incorporated by reference in our registration statements on Form F-3 filed with the U.S. Securities and Exchange Commission on April 30, 2025 (File No. 333-286881, 333-286881-01 and 333-286881-02), and shall be deemed to be a part thereof from the date on which this report is furnished to the SEC, to the extent not superseded by documents or reports subsequently filed or furnished.

Suzano S.A.

Suzano S.A.
Unaudited condensed consolidated interim financial information
Six-month period ended June 30, 2026
(In thousands of R$, unless otherwise stated)

CONSOLIDATED STATEMENTS OF INCOME (LOSS)

		Second quarter		Six months YTD
	Note	06/30/2026	06/30/2025	06/30/2026	06/30/2025
NET SALES	6	11,590,133	13,295,895	22,558,549	24,848,816
Cost of sales	7	(8,761,465)	(8,608,124)	(16,569,041)	(16,337,291)
GROSS PROFIT		2,828,668	4,687,771	5,989,508	8,511,525

OPERATING (EXPENSES) INCOME
Selling	7	(813,147)	(838,250)	(1,565,191)	(1,593,132)
General and administrative	7	(556,623)	(647,466)	(1,239,426)	(1,321,017)
Loss from associates and joint ventures	18	(5,224)	(172,005)	(25,596)	(189,082)
Other operating (expenses) income, net	7	1,334,957	(154,906)	1,404,472	(274,115)
OPERATING PROFIT BEFORE NET FINANCIAL INCOME		2,788,631	2,875,144	4,563,767	5,134,179

NET FINANCIAL INCOME (EXPENSES)	8
Financial expenses		(1,705,981)	(1,606,439)	(3,510,912)	(3,246,524)
Financial income		523,754	383,259	1,009,767	822,112
Derivative financial instruments, net		976,349	2,659,346	4,001,948	6,352,505
Monetary and exchange variations, net		195,458	2,988,799	3,105,213	8,193,085
NET INCOME BEFORE TAXES		2,778,211	7,300,109	9,169,783	17,255,357

Income and social contribution taxes
Current	16	(113,430)	(243,434)	(25,893)	(310,534)
Deferred	16	(857,315)	(2,044,722)	(3,024,433)	(5,584,692)
NET INCOME FOR THE PERIOD		1,807,466	5,011,953	6,119,457	11,360,131

Attributable to
Controlling shareholders’		1,800,561	5,004,695	6,105,965	11,345,455
Non-controlling interest		6,905	7,258	13,492	14,676

Earnings per share
Basic	28.1	1.45804	4.04924	4.94244	9.16799
Diluted	28.2	1.45457	4.03918	4.93068	9.14526

The accompanying notes are an integral part of this unaudited condensed consolidated interim financial information.

1

Suzano S.A.
Unaudited condensed consolidated interim financial information
Six-month period ended June 30, 2026
(In thousands of R$, unless otherwise stated)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Second quarter		Six months YTD
	06/30/2026	06/30/2025	06/30/2026	06/30/2025
Net income for the period	1,807,466	5,011,953	6,119,457	11,360,131
Other comprehensive income (loss)
Fair value investments in equity measured at fair value through other comprehensive income (1)	16,548	(110,063)	29,075	(197,140)
Tax effect on the fair value of investments	212	(28)	823	655
Items with no subsequent effect on income (loss)	16,760	(110,091)	29,898	(196,485)

Exchange rate variations on conversion of financial information of the subsidiaries abroad (2)	(29,085)	7,256	(132,481)	(105,804)
Realization of exchange variation on investments abroad		(15,636)		(15,636)
Items with subsequent effect on income (loss)	(29,085)	(8,380)	(132,481)	(121,440)
Total comprehensive income	1,795,141	4,893,482	6,016,874	11,042,206

Attributable to
Controlling shareholders’	1,788,236	4,886,224	6,003,382	11,027,530
Non-controlling interest	6,905	7,258	13,492	14,676
(1) Includes the fair value arising from the measurement of Lenzing Aktiengesellschaft. For the three-month period ended June 30, 2026, the fair value effect amounted to R$17,172 (R$(110,147) for three-month period ended June 30, 2025). As of June 30, 2026 the fair value effect amounted to R$31,496 (R$(195,214) as of June 30, 2025).
(2) Includes the amounts related to Suzano Packaging LLC and Lenzing Aktiengesellschaft.

The accompanying notes are an integral part of this unaudited condensed consolidated interim financial information.

2

Suzano S.A.
Unaudited condensed consolidated interim financial information
Six-month period ended June 30, 2026
(In thousands of R$, unless otherwise stated)

CONSOLIDATED BALANCE SHEET

	Note	06/30/2026	12/31/2025
ASSETS
CURRENT
Cash and cash equivalents	9	16,645,571	15,179,753
Marketable securities	10	9,623,714	9,932,774
Trade accounts receivable	11	6,214,486	6,560,607
Inventories	12	8,659,835	8,155,847
Recoverable taxes	13	860,433	887,085
Recoverable income taxes	13	858,585	659,202
Derivative financial instruments	4.5	3,109,949	1,556,978
Advances to suppliers	14	104,050	76,818
Other assets		783,477	858,005
Total current assets		46,860,100	43,867,069

NON-CURRENT
Marketable securities	10	348,297	319,680
Recoverable taxes	13	924,429	945,699
Deferred taxes	16	122,709	1,504,014
Derivative financial instruments	4.5	8,794,443	8,014,683
Advances to suppliers	14	3,179,413	2,788,262
Judicial deposits		417,696	418,301
Other assets		193,814	187,102

Biological assets	17	27,631,695	26,097,164
Investments	18	1,128,854	1,194,877
Property, plant and equipment	19	63,694,980	64,296,187
Right of use	23.1	5,215,078	5,331,789
Intangible	20	12,534,267	12,970,692
Total non-current assets		124,185,675	124,068,450
TOTAL ASSETS		171,045,775	167,935,519

The accompanying notes are an integral part of this unaudited condensed consolidated interim financial information.

3

Suzano S.A.
Unaudited condensed consolidated interim financial information
Six-month period ended June 30, 2026
(In thousands of R$, unless otherwise stated)

CONSOLIDATED BALANCE SHEET

	Note	06/30/2026	12/31/2025
LIABILITIES
CURRENT
Trade accounts payable	21	5,585,058	5,141,386
Loans, financing and debentures	22	4,327,219	3,004,905
Lease liabilities	23	876,526	857,810
Derivative financial instruments	4.5	1,164,069	1,205,029
Taxes payable		173,124	240,010
Income taxes payable		70,181	218,238
Payroll and charges		864,329	1,132,713
Dividends payable		7,352	1,393,121
Advances from customers		120,269	132,408
Other liabilities		683,783	447,251
Total current liabilities		13,871,910	13,772,871

NON-CURRENT
Loans, financing and debentures	22	88,378,903	91,796,352
Lease liabilities	23	5,830,892	6,072,080
Derivative financial instruments	4.5	7,274,267	8,136,320
Provision for judicial liabilities	24	2,755,699	2,801,738
Employee benefit plans	25	753,384	741,143
Deferred taxes	16	1,642,469
Share-based compensation plans	26	304,921	332,322
Other liabilities		381,817	330,520
Total non-current liabilities		107,322,352	110,210,475
TOTAL LIABILITIES		121,194,262	123,983,346

SHAREHOLDERS’ EQUITY	27
Share capital		24,250,120	24,235,546
Capital reserves		76,870	80,742
Treasury shares		(1,625,577)	(1,511,146)
Profit reserves		20,103,660	20,118,234
Accumulated other comprehensive income		763,531	888,669
Retained earnings		6,129,289
Controlling shareholders'		49,697,893	43,812,045
Non-controlling interest		153,620	140,128
Total equity		49,851,513	43,952,173
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		171,045,775	167,935,519

The accompanying notes are an integral part of this unaudited condensed consolidated interim financial information.

4

Suzano S.A.
Unaudited condensed consolidated interim financial information
Six-month period ended June 30, 2026
(In thousands of R$, unless otherwise stated)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Note	Share Capital	Capital reserves	Treasury shares	Profit reserves	Accumulated other comprehensive income	Retained earnings	Total controlling shareholders' equity	Non-controlling interest	Total consolidated shareholders' equity
Balances at December 31, 2024		19,235,546	60,226	(1,339,197)	12,978,898	1,348,796		32,284,269	131,306	32,415,575
Net income for the period							11,345,455	11,345,455	14,676	11,360,131
Other comprehensive loss						(317,925)		(317,925)		(317,925)
Stock options granted	26.2		22,520					22,520		22,520
Stock options exercised	26.2		(25,126)	19,969				(5,157)		(5,157)
Share repurchase	27.2			(191,918)				(191,918)		(191,918)
Unclaimed dividends forfeited							567	567		567
Additional proposed dividend									(9,800)	(9,800)
Transactions with non-controlling interests									(2,688)	(2,688)
Realization of deemed cost, net of taxes						(85,229)	85,229
Balances at June 30, 2025		19,235,546	57,620	(1,511,146)	12,978,898	945,642	11,431,251	43,137,811	133,494	43,271,305

Balances at December 31, 2025		24,235,546	80,742	(1,511,146)	20,118,234	888,669		43,812,045	140,128	43,952,173
Net income for the period							6,105,965	6,105,965	13,492	6,119,457
Other comprehensive loss						(102,583)		(102,583)		(102,583)
Stock options granted	26.2		23,159					23,159		23,159
Stock options exercised	26.2		(27,031)	19,110				(7,921)		(7,921)
Share repurchase	27.2			(133,541)				(133,541)		(133,541)
Unclaimed dividends forfeited							769	769		769
Capital increase	27.1	14,574			(14,574)
Realization of deemed cost, net of taxes						(22,555)	22,555
Balances at June 30, 2026		24,250,120	76,870	(1,625,577)	20,103,660	763,531	6,129,289	49,697,893	153,620	49,851,513

The accompanying notes are an integral part of this unaudited condensed consolidated interim financial information.

5

Suzano S.A.
Unaudited condensed consolidated interim financial information
Six-month period ended June 30, 2026
(In thousands of R$, unless otherwise stated)

CONSOLIDATED STATEMENTS OF CASH FLOW

	06/30/2026	06/30/2025
OPERATING ACTIVITIES
Net income for the period	6,119,457	11,360,131
Adjustment to
Depreciation, depletion and amortization	5,771,399	5,169,036
Depreciation of right of use	167,855	167,650
Interest expense on lease liabilities (Note 8)	232,932	230,308
Result from sale and disposal of non-current assets, net (Note 7)	(188,297)	124,099
Loss from associates and joint ventures (Note 18.3)	25,596	189,082
Exchange rate and monetary variations, net (Note 8)	(3,105,213)	(8,193,085)
Interest expenses on financing, loans and debentures (Note 22.3)	2,876,547	2,859,388
Capitalized loan costs (Note 8)	(44,289)	(126,119)
Amortization of transaction costs, premium and discounts (Note 8)	84,591	48,174
Derivative (gains) loss, net (Note 8)	(4,001,948)	(6,352,505)
Premium expenses on early settlements (Note 8)	129,841
Accrual of interest on marketable securities	(648,105)	(516,596)
Fair value adjustment of biological assets (Note 17)	(1,157,728)	73,248
Deferred income tax and social contribution (Note 16.2)	3,024,433	5,584,692
Interest on actuarial liabilities and cost of current service (Note 25.2)	40,423	39,644
Provision for judicial liabilities, net of reversals (Note 24.1)	28,334	(36,641)
Provision (reversal) for doubtful accounts, net (Note 11.3)	(28,534)	45,541
Provision for inventory losses, net (Note 12.1)	16,193	13,794
Provision for loss of ICMS credits, net (Note 13.1)	(3,856)	83,940
Other	44,052	33,854
Decrease (increase) in assets
Trade accounts receivable	215,552	896,134
Inventories	(362,309)	(402,359)
Recoverable taxes	(154,311)	(216,650)
Other assets	125,967	(94,065)
Increase (decrease) in liabilities
Trade accounts payable	801,299	405,235
Taxes payable	(93,040)	313,913
Payroll and charges	(265,293)	(370,336)
Other liabilities	96,634	(210,178)
Cash generated from operations	9,748,182	11,119,329
Payment of interest on financing, loans and debentures (Note 22.3)	(2,629,067)	(2,887,340)
Capitalized loan costs paid	44,289	126,119
Premium expenses on early settlements	(129,841)
Interest received on marketable securities	363,178	582,826
Payment of income taxes	(127,398)	(182,669)
Cash provided by operating activities	7,269,343	8,758,265

The accompanying notes are an integral part of this unaudited condensed consolidated interim financial information.

6

Suzano S.A.
Unaudited condensed consolidated interim financial information
Six-month period ended June 30, 2026
(In thousands of R$, unless otherwise stated)

	06/30/2026	06/30/2025

INVESTING ACTIVITIES
Additions to property, plant and equipment (Note 19)	(1,817,608)	(2,618,399)
Additions to intangible (Note 20)	(71,385)	(22,079)
Additions to biological assets (Note 17)	(3,617,275)	(3,642,430)
Proceeds from sales of property, plant and equipment and biological assets	250,712	78,458
Capital increase (Note 18.3)	(2,500)	(7,339)
Marketable securities, net	531,558	4,794,845
Advances for acquisition of wood from operations with development and partnerships	(433,255)	(124,640)
Dividends received	3,854	8,835
Cash used in investing activities	(5,155,899)	(1,532,749)

FINANCING ACTIVITIES
Proceeds from loans, financing and debentures (Note 22.3)	2,896,932	12,661,193
Proceeds from derivative transactions (Note 4.5.3)	766,203	279,281
Payment of loans, financing and debentures (Note 22.3)	(1,669,130)	(13,338,107)
Payment of leases (Note 23.2)	(708,928)	(713,779)
Payment of dividends	(1,385,007)	(2,208,154)
Shares repurchased (Note 27.2)	(133,541)	(191,918)
Cash used by financing activities	(233,471)	(3,511,484)

Increase in cash and cash equivalents, net	1,879,973	3,714,032
At the beginning of the period	15,179,753	9,018,818
Exchange variation on cash and cash equivalents	(414,155)	(449,261)
At the end of the period	16,645,571	12,283,589
Increase in cash and cash equivalents, net	1,879,973	3,714,032

The accompanying notes are an integral part of this unaudited condensed consolidated interim financial information.

7

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Years ended June 30, 2026 and 2025

.
1 COMPANY’S OPERATIONS
Suzano S.A. (“Suzano”) and its subsidiaries (collectively the “Company”) is a public company with its headquarters in Brazil, at Professor Magalhães Neto Avenue, No. 1,752 - 10th floor, rooms 1010 and 1011, Pituba District, in the city of Salvador, State of Bahia, and its main business office in the city of São Paulo.
Suzano’s shares are traded on B3 S.A. (“Brasil, Bolsa, Balcão - “B3”), listed in the New Market under the ticker SUZB3, and its American Depositary Receipts (“ADRs”) in a ratio of 1 (one) per common share, Level II, are traded in the New York Stock Exchange (“NYSE”) under the ticker SUZ.
The Company has 15 industrial units, 13 located in Brazil in the cities of Cachoeiro de Itapemirim and Aracruz (Espírito Santo State), Belém (Pará State), Eunápolis and Mucuri (Bahia State), Maracanaú (Ceará State), Imperatriz (Maranhão State), Jacareí, Limeira, Mogi das Cruzes and Suzano (São Paulo State) and Três Lagoas and Ribas do Rio Pardo (Mato Grosso do Sul State) and 02 units in United States located in the cities of Pine Bluff (Arkansas) and Waynesville (North Carolina).
These units produce hardwood pulp from eucalyptus, coated paper, paperboard, uncoated paper and cut size paper and packages of sanitary paper (consumer goods - tissue) to serve the domestic and foreign markets.
The Company also has 06 technology centers, 04 located in Brazil, 01 in China and 01 in Israel focused on product development and industrial process improvement.
In addition, it has a global logistics structure that supports its commercial and export operations. In Brazil, the Company has 29 distribution centers and 04 ports, strategically located for the distribution of its products. Abroad, the structure consists of approximately 69 terminals, distributed across Asia, Europe, North America, Central America, South America and Oceania.
Pulp and paper are sold in foreign markets by Suzano, as well as through its wholly-owned subsidiaries and/or its sales offices in Argentina, Austria, China, Ecuador, United States of America and Singapore.
The Company's operations also include the commercial management of eucalyptus forest for its own use, operation of port terminals, and holding of interests, as a partner or shareholder, in other companies or enterprises, and commercialization of electricity generated from its pulp production process.
The Company is controlled by Suzano Holding S.A., through a voting agreement whereby it holds 48.85% of the common shares of its share capital (49.28% as of December 31, 2025).
This unaudited condensed consolidated interim financial information was authorized by the Board of Directors on August 12, 2026.

8

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Years ended June 30, 2026 and 2025

1.1 Equity interests
The Company holds equity interests in the following entities:

			% equity interest
Entity/Type of investment	Main activity	Country	06/30/2026	12/31/2025
Consolidated
F&E Tecnologia do Brasil S.A. (Direct)	Biofuel production, except alcohol	Brazil	100.00%	100.00%
Fibria Celulose (USA) Inc. (Direct)	Business office	United States of America	100.00%	100.00%
Fibria Terminal de Celulose de Santos SPE S.A. (Direct)	Port operations	Brazil	100.00%	100.00%
FuturaGene Ltda. (Direct)	Biotechnology research and development	England	100.00%	100.00%
FuturaGene Delaware Inc. (Indirect)	Biotechnology research and development	United States of America	100.00%	100.00%
FuturaGene Israel Ltda. (Indirect)	Biotechnology research and development	Israel	100.00%	100.00%
FuturaGene Inc. (Indirect)	Biotechnology research and development	United States of America	100.00%	100.00%
Maxcel Empreendimentos e Participações S.A. (Direct)	Holding	Brazil	100.00%	100.00%
Itacel - Terminal de Celulose de Itaqui S.A. (Indirect)	Port operations	Brazil	100.00%	100.00%
Mucuri Energética S.A. (Direct)	Power generation and distribution	Brazil	100.00%	100.00%
Paineiras Logística e Transportes Ltda. (Direct)	Road freight transport	Brazil	100.00%	100.00%
Portocel - Terminal Espec. Barra do Riacho S.A. (Direct)	Port operations	Brazil	51.00%	51.00%
Projetos Especiais e Investimentos Ltda. (Direct)	Commercialization of equipment and parts	Brazil	100.00%	100.00%
SFBC Participações Ltda. (Direct)	Packaging production	Brazil	100.00%	100.00%
Suzano Argentina S.A.U (Direct)	Commercialization of paper and computer materials	Argentina	100.00%	100.00%
Suzano Austria GmbH. (Direct)	Business office	Austria	100.00%	100.00%
Suzano Canada Inc. (Direct)	Lignin research and development	Canada	100.00%	100.00%
Suzano Ecuador S.A.S. (Direct)	Business office	Ecuador	100.00%	100.00%
Suzano International Finance B.V. (Direct)	Financial fundraising	Netherlands	100.00%	100.00%
Suzano International Holding B.V. (Direct)	Holding	Netherlands	100.00%	100.00%
Suzano International Trade GmbH. (Direct)	Business office	Austria	100.00%	100.00%
Suzano Packaging LLC (Indirect)	Production of coated and uncoated paperboard, used in the production of Liquid Packaging Board and Cupstock	United States of America	100.00%	100.00%
Suzano Material Technology Development Ltd. (Direct)	Biotechnology research and development	China	100.00%	100.00%
Suzano Netherlands B.V. (Direct)	Financial fundraising	Netherlands	100.00%	100.00%
Suzano Operações Industriais e Florestais S.A. (Direct)	Industrialization, commercialization and exporting of pulp	Brazil	100.00%	100.00%
Suzano Pulp and Paper America Inc. (Direct)	Business office	United States of America	100.00%	100.00%
Suzano Pulp and Paper Europe S.A. (Direct)	Business office	Switzerland	100.00%	100.00%
Suzano Shanghai Ltda. (Direct)	Business office	China	100.00%	100.00%
Suzano Shanghai Trading Ltda. (Direct) (1)	Business office	China		100.00%
Suzano Singapura Pte. Ltda. (Direct)	Business office	Singapore	100.00%	100.00%
Suzano Trading International KFT(Direct)	Business office	Hungary	100.00%	100.00%
Suzano Ventures LLC (Direct)	Corporate venture capital	United States of America	100.00%	100.00%

Joint operation
Veracel Celulose S.A. (Direct)	Industrialization, commercialization and exporting of pulp	Brazil	50.00%	50.00%

9

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Years ended June 30, 2026 and 2025

			% equity interest
Entity/Type of investment	Main activity	Country	06/30/2026	12/31/2025
Equity
Allotrope Energy Ltd (Indirect)	Research and development of battery technology based on carbon derived from lignin biomass	England	19.72%	20.00%
Biomas Serviços Ambientais, Restauração e Carbono S.A. (Direct)	Restoration, conservation and preservation of forests	Brazil	16.66%	16.66%
Muçununga Serviços Ambientais, Restauração e Carbono Ltda. (Indirect)	Restoration, conservation and preservation of forests	Brazil	8.33%	8.33%
Ibema Companhia Brasileira de Papel (Direct)	Industrialization and commercialization of paperboard	Brazil	49.90%	49.90%
Simplifyber, Inc. (Indirect)	Production of consumer goods through the transformation of cellulose-based liquids	United States of America	15.52%	14.20%
Spinnova Plc. (Direct) (“Spinnova”)	Research of sustainable raw materials for the textile industry	Finland	18.75%	18.76%
Woodspin Oy (Direct/Indirect) (“Woodspin”) (2)	Development and production of cellulose-based fibers, yarns and textile filaments	Finland	18.75%	18.76%
Spinnova Refining Oy (Indirect) (2)	Industrialization and commercialization of cellulose, microfiber cellulose and paper	Finland	18.75%	18.76%

Fair value through other comprehensive income
Bem Agro Integração e Desenvolvimento S.A. (Indirect)	Software solutions based on artificial intelligence and computer vision for agribusiness	Brazil	4.58%	5.82%
Celluforce Inc. (Direct)	Nanocrystalline pulp research and development	Canada	8.28%	8.28%
Lenzing Aktiengesellschaft (Indirect)	Production of wood-based cellulose fibers	Austria	15.00%	15.00%
Nfinite Nanotechnology Inc. (Indirect)	Research and development of smart nanocoatings	Canada	5.40%	4.90%
(1)On June 29, 2026, the Company completed the liquidation of Suzano Shanghai Trading Ltd.
(2)On October 3, 2025, the transaction with Spinnova Plc was completed, involving the transfer of the Company’s interest in Woodspin Oy and Suzano Finland Oy. Following the transaction, Suzano Finland Oy was renamed Spinnova Refining Oy, and Spinnova became the sole owner (100%) of both entities. The Company, in turn, retained an indirect interest in these companies.

1.2 Major events in the period
1.2.1 Acquisition of an interest in a global tissue business
On June 5, 2025, the Company announced that its wholly owned subsidiary, Suzano International Holding B.V., incorporated in the Netherlands, entered into an Equity and Asset Purchase Agreement with Kimberly-Clark Corporation (“K-C”) for the acquisition of a 51% equity interest (the “Transaction”) in FamPro Tissue Holdings B.V. ("Arbex"), a newly formed company in the Netherlands. As part of the transaction, Suzano was granted a call option to acquire the remaining 49% equity interest in Arbex, exercisable from the third anniversary of the closing of the transaction or, under certain circumstances, prior to that date. The exercise of the option is at Suzano’s sole discretion.
The Transaction involves the acquisition of assets and businesses related to the manufacturing, marketing, distribution, and sale of tissue products in selected jurisdictions across the Americas, Europe, Asia, Africa, and Oceania. The Transaction includes 22 production facilities located in 14 countries. In addition, certain regional brands will be transferred to Arbex, and certain global brands will be licensed by K-C to Arbex in the relevant regions on a royalty-free, long-term basis.
On May 28, 2026, the Company and K‑C obtained final approval from the antitrust authorities for the completion of the transaction.

10

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Years ended June 30, 2026 and 2025

On July 1, 2026 (“Closing”), Suzano, through its wholly owned subsidiary in the Netherlands (Suzano International Holding B.V.), completed the acquisition of a 51% equity interest in Arbex, thereby obtaining exclusive control of that entity on that date. Additional information regarding the transaction is disclosed in Note 29 – Subsequent Events.
The transaction did not have a material accounting impact on the Company's condensed consolidated interim financial information as of and for the period ended in June 30, 2026, up to the date of issuance of these interim financial statements.

1.2.2 Middle East Crisis
The Company continuously monitors the scenario of geopolitical instability in the Middle East and assesses its potential impacts on the macroeconomic environment, the markets in which it operates, and its operations.
The Company has employees and facilities in Israel through its subsidiary FuturaGene Israel Ltd. and has been closely monitoring the local situation, adopting security measures and operational protocols in line with the guidance of the competent authorities.
As of the date these consolidated interim financial information were prepared, no material impacts have been identified on the supply of raw materials, logistics, or customer service. The main effects observed relate to increased volatility in energy and commodity costs, which have been managed through the Company’s customary risk mitigation mechanisms.
Based on the analyses conducted to date, Management considers that there is no evidence of material operational or financial impacts on the Company as of June 30, 2026; however, this assessment may be revised as the situation evolves.
2 BASIS OF PREPARATION AND PRESENTATION OF FINANCIAL INFORMATION
The Company’s unaudited condensed consolidated interim financial information, for the three and six-month period ended June 30, 2026, are prepared in compliance with the international accounting standard IAS 34 Interim Financial Reporting issued by the International Accounting Standards Board (“IASB”) and disclose all the applicable significant information related to the financial information, which is consistent with the information used by Management in the performance of its duties.
The Company’s unaudited condensed consolidated interim financial information are expressed in thousands of Brazilian Reais (“R$”), as well as the amounts of other currencies, when applicable, were also expressed in thousands, unless otherwise stated.
The preparation of unaudited condensed consolidated interim financial information requires Management to make judgments, use estimates and adopt policies in the process of applying accounting practices that affect the disclosed amounts of revenues, expenses, assets and liabilities, including the disclosure of contingent liabilities assumed. However, the uncertainty inherent to these judgments, assumptions and estimates could result in material adjustments to the carrying amount of certain assets and liabilities in future periods.
The Company reviews its judgments, estimates and assumptions continually as disclosed in the annual financial statements for the year ended December 31, 2025 (Note 3.2.19). For the six-month period ended June 30, 2026, there were no changes in these judgments, estimates and assumptions compared to disclosed on December 31, 2025.

11

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Years ended June 30, 2026 and 2025

The unaudited condensed consolidated interim financial information was prepared on historical cost basis, except for the following material items recognized:
(i)Derivative and non-derivative financial instruments measured at fair value;
(ii)Share-based payments and employee benefits measured at fair value; and
(iii)Biological assets measured at fair value;
The unaudited condensed consolidated interim financial information has been prepared under the assumption that no material uncertainties exist with respect to events or conditions that may cast significant doubt regarding the Company's capacity to continue operating as going concern.
3 SUMMARY OF MATERIAL ACCOUNTING POLICIES
The unaudited condensed consolidated interim financial information was prepared based on the information of Suzano and its subsidiaries on the same base date, except for subsidiary Suzano Packaging and associates Biomas, Simplifyber and Spinnova, as well as in accordance with consistent accounting policies and practices.
The unaudited condensed consolidated interim financial information should be read in conjunction with the annual financial statements for the year ended December 31, 2025, considering that its purpose is to provide an update on the activities, events and significant circumstances in relation to those disclosed in the consolidated financial statements. Therefore, unaudited condensed consolidated interim financial information focus on new activities, events and circumstances and do not duplicate the information previously disclosed, except when Management judges that the maintenance of the information is relevant.
The accounting policies have been consistently applied to all consolidated companies.
There were no changes on such policies and estimates calculation methodologies, except for the new accounting policies presented in Note 3.1, adopted as of January 1, 2026 which was disclosed in the annual financial statements of December 31, 2025.
3.1 New accounting policies and changes in accounting policies adopted
The new standards and interpretations issued, until the issuance of the Company’s unaudited condensed consolidated interim financial information, are described below.
3.1.1 Amendment to IFRS 9 and IFRS 7 - Classification and Measurement of Financial Instruments (applicable for annual on/or after January 1, 2026)
On 30 May 2024, the IASB issued targeted amendments to IFRS 9 and IFRS 7 to respond to recent questions arising in practice, and to include new requirements not only for financial institutions but also for corporate entities. These amendments:
•clarify the date of recognition and derecognition of some financial assets and liabilities, with a new exception for some financial liabilities settled through an electronic cash transfer system;
•clarify and add further guidance for assessing whether a financial asset meets the solely payments of principal and interest (SPPI) criterion;
•add new disclosures for certain instruments with contractual terms that can change cash flows (such as some financial instruments with features linked to the achievement of environment, social and governance targets); and
•update the disclosures for equity instruments designated at fair value through other comprehensive income (FVOCI).

12

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Years ended June 30, 2026 and 2025

The Company assessed the content of this pronouncement and did not identify any impacts.
4 FINANCIAL INSTRUMENTS AND RISKS MANAGEMENT
4.1 Financial risks management
4.1.1 Overview
In the six-month period ended June 30, 2026, there were no transfers of financial instruments between Levels 1, 2 and 3 of the fair value hierarchy and there were no significant changes in the financial risk management policies and procedures compared to those disclosed in the annual financial statements for the year ended December 31, 2025 (Note 4).
The Company maintained its conservative approach and strong cash and marketable securities position, as well as its hedging policy.
4.1.2 Classification
All transactions with financial instruments are recognized for accounting purposes and classified in the following categories:

	Note	06/30/2026	12/31/2025
Assets
Amortized cost
Cash and cash equivalents	9	16,645,571	15,179,753
Trade accounts receivable	11	6,214,486	6,560,607
Other assets (1)		610,974	595,069
		23,471,031	22,335,429
Fair value through other comprehensive income
Investments (2)	18.1	862,512	901,181
		862,512	901,181
Fair value through profit or loss
Derivative financial instruments (3)	4.5.1	11,904,392	9,571,661
Marketable securities (4)	10	9,972,011	10,252,454
		21,876,403	19,824,115
		46,209,946	43,060,725
Liabilities
Amortized cost
Trade accounts payable	21	5,585,058	5,141,386
Loans, financing and debentures	22.1	92,706,122	94,801,257
Lease liabilities	23.2	6,707,418	6,929,890
Dividends payable		7,352	1,393,121
Other liabilities (1)		318,169	236,724
		105,324,119	108,502,378
Fair value through profit or loss
Derivative financial instruments (3)	4.5.1	8,438,336	9,341,349
		8,438,336	9,341,349
		113,762,455	117,843,727
		67,552,509	74,783,002
(1)Includes only items classified as financial instruments.

13

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Years ended June 30, 2026 and 2025

(2)Investments in publicly traded companies are classified as Level 1 in the fair value hierarchy and total R$ 830,281 as of June 30, 2026 (R$ 865,986 as of December 31, 2025). Investments in privately held companies are classified as Level 3 and total R$32,231 as of June 30, 2026 (R$35,195 as of December 31, 2025).
(3)Financial instruments classified as Level 2 in the fair value hierarchy.
(4)Government securities are financial instruments classified as Level 1 in the fair value hierarchy and total R$ 1,298,973 as of June 30, 2026 (R$1,274,439 as of December 31, 2025). Private securities, investment funds, and other financial investments are classified as Level 2 in the fair value hierarchy and total R$ 8,673,038 as of June 30, 2026 (R$8,978,015 as of December 31, 2025).
4.1.3 Fair value of loans and financing
The estimated fair values of loans and financing are set forth below:

	Yield used to discount/methodology	06/30/2026	12/31/2025
Quoted in the secondary market
In foreign currency
Bonds (1)	Secondary Market	38,944,092	42,223,976
Estimated present value
In foreign currency
Export credits (“Prepayment”)	SOFR	16,555,562	18,404,795
Assets Financing	SOFR	217,792	277,172
IFC - International Finance Corporation	SOFR	5,338,833	5,442,675
ECA - Export Credit Agency	SOFR	1,857,691	1,979,202
Panda Bonds - CNY	Fixed	1,949,727	1,964,329
In local currency
BNDES – TJLP	DI 1	53,487	95,167
BNDES – TLP	DI 1	4,150,753	4,193,766
BNDES – Fixed	DI 1	38,822
BNDES – TR	DI 1	84,934	90,356
BNDES – Selic (“Special Settlement and Custody System”)	DI 1	767,119	547,000
BNDES – UMBNDES	DI 1	272,738	253,500
Assets Financing	DI 1	42,477	49,911
Debentures	DI 1/IPCA	10,952,992	10,873,596
NCE (“Export Credit Notes”)	DI 1	108,401	105,865
NCR (“Rural Credit Notes”)	DI 1	5,513,161	5,520,478
CPR ("Rural Product Notes")	DI 1	3,057,025	1,472,697
ECO INVEST – Agroindustrial Credit	DI 1	329,501	334,422
		90,235,107	93,828,907
(1) The fair value presented in the Financial Statements as of December 31, 2025 did not include one of the 2029 Bond series, in the amount of R$ 5,568,313. Considering the inclusion of this amount, the fair value previously reported as of December 31,2025, in the amount of R$ 36,655,663, was revised to R$ 42,223,976.
The book values of loans and financing are disclosed in Note 22.1.
Management considers that, for its other financial assets and liabilities measured at amortized cost, their book values approximate their fair values, and therefore the fair value information is not being presented.

14

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Years ended June 30, 2026 and 2025

4.2 Liquidity risk management
As disclosed in the financial statements for the year ended December 31, 2025 (Note 4), the Company’s purpose is to maintain a strong cash and marketable securities position to meet its financial and operating commitments. The amount held in cash is intended to cover the expected outflows in the normal course of its operations, while the cash surplus is generally invested in highly liquid financial investments according to the Cash Management Policy.
The cash position is monitored by the Company’s Management, by means of management reports and participation in performance meetings with determined frequencies. During the six-month period ended June 30, 2026, the variations in cash and marketable securities were as expected, and the cash generated from operations was mostly used for investments and debt service.
All derivative financial instruments were traded over the counter and do not require deposit guarantee margins.
The remaining contractual maturities of financial liabilities are presented as of the balance sheet date. The amounts as set forth below consist of undiscounted cash flow, and include interest payments and exchange rate variations, and therefore may not reconcile with the amounts disclosed in the balance sheet.

						06/30/2026
	Book value	Undiscounted cash flow	Up to 1 year	1 - 2 years	2 - 5 years	More than 5 years
Liabilities
Trade accounts payables	5,585,058	5,585,058	5,585,058
Loans, financing and debentures	92,706,122	134,223,634	7,906,339	10,168,812	58,381,990	57,766,493
Lease liabilities	6,707,418	12,054,041	2,043,989	1,232,081	3,099,943	5,678,028
Derivative financial instruments	8,438,336	14,377,544	1,200,050	1,094,962	4,294,846	7,787,686
Dividends payable	7,352	7,352	7,352
Other liabilities	318,169	336,692	141,414	162,111	33,167
	113,762,455	166,584,321	16,884,202	12,657,966	65,809,946	71,232,207

						12/31/2025
	Book value	Undiscounted cash flow	Up to 1 year	1 - 2 years	2 - 5 years	More than 5 years
Liabilities
Trade accounts payables	5,141,386	5,141,386	5,141,386
Loans, financing and debentures	94,801,257	136,586,565	5,690,098	16,894,643	46,428,491	67,573,333
Lease liabilities	6,929,890	13,281,230	2,761,632	1,235,951	3,161,325	6,122,322
Derivative financial instruments	9,341,349	13,741,567	1,139,273	849,920	3,815,705	7,936,669
Dividends payable	1,393,121	1,393,121	1,393,121
Other liabilities	236,724	256,992	69,458	111,323	76,211
	117,843,727	170,400,861	16,194,968	19,091,837	53,481,732	81,632,324
4.3 Credit risk management
In the six-month period ended June 30, 2026, there were no significant changes in the credit risk management policies compared to those disclosed in the annual financial statements for the year ended of December 31, 2025 (Note 4).

15

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Years ended June 30, 2026 and 2025

4.4 Market risk management
In the six-month period ended June 30, 2026, there were no significant changes in the market risk management policies and procedures compared to those disclosed in the annual financial statements for the year ended December 31, 2025 (Note 4).
4.4.1 Exchange rate risk management
As disclosed in the financial statements for the year ended December 31, 2025 (Note 4), the Company enters into US$ selling transactions in the futures markets, including strategies involving options, to ensure attractive levels of operating margins for a portion of revenue. Such transactions are limited to a percentage of the net surplus foreign currency over a 24-months’ time horizon and therefore, are matched to the availability of currency for sale in the short term.
Additionally, the Company enters into derivative financial instruments linked to the U.S. dollar in order to align the foreign exchange index of its debt with the currency in which it generates cash flows, in accordance with its financial risk management policies. The assets and liabilities exposed to foreign currency risk, substantially denominated in U.S. dollars (US$), are presented below:

	Sensitivity analysis Exchange rate risk (Effect on profit or loss)
	Base value Probable 06/30/2026	Possible (25%)	Remote (50%)	Balance as of 12/31/2025
Cash and cash equivalents	14,364,448	(3,591,112)	(7,182,224)	11,919,897
Marketable securities	9,241	(2,310)	(4,621)	427,329
Trade accounts receivable	4,461,604	(1,115,401)	(2,230,802)	4,705,509
Trade accounts payable	(1,280,825)	(320,206)	(640,413)	(1,075,590)
Loans and financing	(65,052,093)	(16,263,023)	(32,526,047)	(70,357,356)
Other liabilities	(64,223)	(16,056)	(32,112)	(66,446)
Derivative financial instruments
Derivative options	2,628,095	(4,063,302)	(8,199,075)	979,706
Derivative swaps	543,741	(3,953,051)	(7,831,912)	(851,428)
Derivative Non-Deliverable Forward (‘NDF’) Contracts	5,623	(309,749)	(619,527)	24,355
Embedded derivatives	157,605	(156,499)	(312,997)	112,058
Commodity Derivatives	130,992	(32,700)	(65,438)	(34,379)
For market risk analysis, the Company uses scenarios to evaluate both its asset and liability positions in foreign currency, and the possible effects on its results. The probable scenario represents the amounts recognized, as they reflect the conversion into Brazilian Reais on the balance sheet date (R$ to US$ = R$5.1766). For the calculation of the mark-to-market (“MtM”) price, the exchange rate of the last business day of the period is used.
This analysis below assumes that all other variables, particularly the interest rates, remain constant. The other scenarios considered the variation of the Brazilian Real against the US$ by 25% and 50%, before taxes, based on the base scenario on June 30, 2026.
4.4.2 Interest rate risk management
Fluctuations in interest rates could increase or reduce the costs of new loans and existing contracted operations.

16

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Years ended June 30, 2026 and 2025

The Company is constantly looking for alternatives for the use of financial instruments in order to avoid negative impacts on its cash flow due to fluctuations in interest rates in Brazil or abroad.

	Sensitivity analysis Interest rate risk (Effect on profit or loss)
	Base value Probable 06/30/2026	Possible (25%)	Remote (50%)	Balance as of 12/31/2025
CDI/SELIC
Cash and cash equivalents	2,232,448	(78,973)	(157,946)	3,204,403
Marketable securities	7,614,276	(269,355)	(538,710)	7,917,258
Loans and financing	8,700,076	(307,765)	(615,530)	8,825,045
Derivative financial instruments
Derivative options	2,628,095	(609,083)	(1,158,047)	979,705
Derivative swaps	544,013	(531,912)	(927,379)	(851,428)
TJLP
Loans and financing	57,391	(1,310)	(2,620)	101,302
IPCA
Marketable securities	1,298,973	(15,328)	(30,656)	1,274,439
Loans and financing	15,012,319	(177,145)	(354,291)	11,845,274
SOFR
Loans and financing	22,605,366	(207,969)	(415,939)	25,195,489
Derivative swaps	1,096,611	(207,859)	(334,947)	(851,428)
For its market risk analysis, the Company uses scenarios to evaluate the sensitivity of changes in operations impacted by the following rates: Interbank Deposit Rate (“CDI”), Long Term Interest Rate (“TJLP”), Long Term Rate ("TLP"), Special System for Settlement and Custody (“SELIC”) and SOFR, which could impact the results. The probable scenario represents the amounts already booked, as they reflect Management’s best estimates.
This analysis assumes that all other variables, particularly exchange rates, will remain constant. The other scenarios considered a exposure of 25% and 50% in market interest rates before taxes.
4.4.2.1 Sensitivity analysis to changes in the consumer price indices of the US economy
For the measurement of the probable scenario, the United States Consumer Price Index (“US-CPI”) was considered on June 30, 2026. The probable scenario was extrapolated considering a appreciation of 25% and 50% in the US-CPI to define the possible and remote scenarios, respectively.
The following table sets out the possible impacts, assuming these scenarios in absolute amounts:

	06/30/2026
		Effect on profit or loss
	Probable (base value)	Possible (25%)	Remote (50%)

Embedded derivative in a commitment to purchase standing wood, originating from a forest partnership agreement	157,605	(29,195)	(62,303)

17

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Years ended June 30, 2026 and 2025

4.4.3 Pulp and commodity price risk management
The Company is exposed to the selling price of pulp and commodity prices in the international market. The dynamics of rising and falling production capacities in the global market and macroeconomic conditions may impact the Company´s operating results.
Through a specialized team, the Company monitors hardwood pulp prices and analyses future trends, adjusting the forecasts aimed at assisting with preventive measures to calculate the different scenarios. There is no sufficiently liquid financial market to mitigate the risk of a material portion of the Company’s operations. Hardwood pulp price protection instruments available on the market have low liquidity and low volume, and high levels of distortion in price formation.
The Company is also exposed to international oil prices, reflected in logistical costs for selling in the export market, and indirectly in the costs of other supply, logistics and service contracts. In such cases, the Company evaluates whether to contract derivative financial instruments to mitigate the risk of price variations in its results, in accordance with the Company's hedging policy.
4.5 Derivative financial instruments
The Company determines the fair value of derivative contracts, which differ from the amounts realized in the event of early settlement due to bank spreads and market factors at the time of quotation. The amounts presented by the Company are based on an estimate using market factors and use data provided by third parties, measured internally and compared to calculations performed by external consultants and by counterparties.
Details of derivative financial instruments and their respective calculation methodologies are disclosed in the annual financial statements for the year ended December 31, 2025 (Note 4).

18

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Years ended June 30, 2026 and 2025

4.5.1 Outstanding derivatives by contract type, including embedded derivatives
The positions of outstanding derivatives are set forth below:

		Notional value (1)		Fair value in R$
	Currency	06/30/2026	12/31/2025	06/30/2026	12/31/2025
Debt hedges
Assets
Swap CDI to Fixed	BRL	12,461,936	8,788,534	2,822,436	2,525,172
Swap SOFR to Fixed	USD	2,397,482	2,400,260	633,912	492,458
Swap IPCA to CDI	BRL	14,035,766	11,059,169	1,952,663	1,549,779
Pre-fixed Swap to CDI	BRL	2,000,000	2,400,000	1,615,886	1,562,789
Swap CDI to SOFR	BRL	3,399,600	3,399,600	935,720	915,431
Swap RMB to Fixed	RMB	2,600,000	2,600,000	563,808	509,116
				8,524,425	7,554,745
Liabilities
Swap CDI to Fixed	USD	2,345,530	1,635,783	(2,204,533)	(2,686,614)
Swap SOFR to Fixed	USD	2,397,482	2,400,260	(385,121)	(400,210)
Swap IPCA to CDI	BRL	13,032,960	10,466,620	(2,728,045)	(2,210,556)
Pre-fixed Swap to CDI	BRL	2,000,000	2,400,000	(1,394,042)	(1,554,427)
Swap CDI to SOFR	USD	660,171	660,171	(823,919)	(1,080,537)
Swap RMB to Fixed	USD	362,736	362,736	(445,024)	(473,828)
				(7,980,684)	(8,406,172)
				543,741	(851,427)
Cash flow hedge
Zero Cost Collar (US$ x R$)	USD	4,612,500	6,156,400	2,628,095	979,705
NDF (R$ x US$)	USD	230,000	90,000	5,623	24,355
				2,633,718	1,004,060
Commodity Hedge and other
Swap US-CPI (standing wood) (2)	USD	148,846	153,342	157,605	112,058
Zero Cost Collar (Brent)	USD	281,797	359,677	130,992	(33,279)
Swap VLSFO/Brent	USD		1,217		(1,100)
				288,597	77,679
				3,466,056	230,312

Current assets	3,109,949	1,556,978
Non-current assets	8,794,443	8,014,683
Current liabilities	(1,164,069)	(1,205,029)
Non-current liabilities	(7,274,267)	(8,136,320)
	3,466,056	230,312
(1)The notional amounts reflect exclusively the remaining months of the hedge and do not include the financial settlements that remain outstanding for the subsequent period.
(2)The embedded derivative refers to a swap contract for the sale of price variations in US$ and US-CPI within the term of a forest partnership with a standing wood supply contract.

19

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Years ended June 30, 2026 and 2025

The variation in the fair values of derivatives on June 30, 2026 compared to the fair values measured on December 31, 2025 are explained substantially by the appreciation of the Brazilian Real against the US$ and by settlements during the period. There were also impacts caused by the variations in the Pre Fixed, Foreign Exchange Coupon and SOFR curves in the operations.
It is important to highlight that the outstanding agreements on June 30, 2026 are over-the-counter market operations, without any type of collateral margin or forced early settlement clause due to variations from market marking.
4.5.2 Fair Value Maturity Schedule (net amounts)

	06/30/2026	12/31/2025
2026	696,861	351,949
2027	2,101,698	674,290
2028	313,412	96,273
2029 onwards	354,085	(892,200)
	3,466,056	230,312

4.5.3 Fair value settled amounts
The settled derivatives positions are set forth below:

	06/30/2026	12/31/2025
Cash flow hedge
Zero Cost Collar (US$)	455,245	9,922
NDF (US$)	75,956	(15,388)
NDF (€ x US$)		(26)
	531,201	(5,492)
Commodity Hedge and other
Zero Cost Collar (Brent)	194,587	(712)
	194,587	(712)
Debt hedges
Swap CDI to Fixed (US$)	333,412	408,373
Swap IPCA to CDI (Brazilian Reais)	(242,393)	(321,139)
Swap Pre-Fixed to CDI	(303,983)
Swap RMB to fixed US$		(16,455)
Swap SOFR to SOFR (US$)		1,504
Swap CDI to SOFR (US$)	207,410	212,326
Swap SOFR to Fixed (US$)	45,969	252,250
	40,415	536,859
	766,203	530,655

20

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Years ended June 30, 2026 and 2025

4.6 Cybersecurity
Suzano has a Public Information Security Policy, which aims to establish guidelines regarding cyber security management and controls at Suzano, seeking to mitigate vulnerabilities, preserve and protect assets, mainly information and personal data, in accordance with current laws, regulations and contractual obligations, covering the confidentiality, integrity, availability, authenticity and legality of information. The Policy establishes responsibilities to avoid damages, which may represent financial impacts, image and reputation, exposure of information, interruption of operations, among other damages due to cyber-attacks.
For the six-month period ended June 30, 2026, no material incidents associated with cybersecurity were identified that could affect the confidentiality, integrity and/or availability of the systems used by the Company.
4.7 Climate change
In the annual financial statements for the year ended December 31, 2025, the Company disclosed information on the risks and opportunities related to climate change and its sustainability strategy. In the six-month period ended June 30, 2026, there were no significant changes in these risks. The update, during the period, to the status of sustainability targets linked to financial instruments—reflecting the achievement of the target for women in leadership positions and the non‑achievement of the GHG emissions intensity target—resulted mainly in the application of a 25‑basis‑point step‑up in the interest rate of the 2031 SLB, from 3.75% to 4.00%, effective June 16, 2026. The water withdrawal intensity target remains under measurement, with verification expected by the end of the 2026 fiscal year.
4.8 Capital management
The main objective is to strengthen the Company’s capital structure, aiming to maintain an appropriate level of financial leverage while mitigating risks that could affect the availability of capital for business development.
The Company continuously monitors significant indicators, such as consolidated financial leverage, which is the ratio of total net debt to adjusted Earnings Before Interest, Taxes, Depreciation, and Amortization (“Adjusted EBITDA”).
5 SEGMENT INFORMATION
5.1 Criteria for identifying operating segments
The Board of Directors and Board of Statutory Executive Officers evaluate the performance of the Company’s business segments through the Adjusted EBITDA.
The operating segments defined by the Company’s management are set forth below:
i)Pulp: comprised of the production and sale of hardwood eucalyptus pulp and fluff pulp, mainly to supply the foreign market.
ii)Paper: comprises the production and sale of paper to meet the demands of both the domestic and foreign markets. Consumer goods (tissue) sales are classified under this segment due to their immateriality.
Information related to total assets by reportable segment is not disclosed, as it is not included in the set of information made available to the Company’s management, which makes investment decisions and determines the allocation of resources on a consolidated basis.
In addition, with respect to geographical information related to non-current assets, the Company does not disclose such information, as all property, plant and equipment, biological and intangible assets are substantially in Brazil.

21

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Years ended June 30, 2026 and 2025

5.2 Information of operating segments

	06/30/2026
	Pulp	Paper	Total
Net sales	17,101,601	5,456,948	22,558,549
Domestic market (Brazil)	855,842	3,517,002	4,372,844
Foreign market	16,245,759	1,939,946	18,185,705
Cost of sales	(12,568,020)	(4,001,021)	(16,569,041)

Adjusted EBITDA	8,240,312	1,044,439	9,284,751
Adjustments to EBITDA (*)			1,218,270
Depreciation, depletion and amortization			(5,939,254)
Financial result			4,606,016
Net income before taxes			9,169,783

	06/30/2025
	Pulp	Paper	Total
Net sales	18,899,505	5,949,311	24,848,816
Domestic market (Brazil)	934,903	3,487,753	4,422,656
Foreign market	17,964,602	2,461,558	20,426,160
Cost of sales	(12,240,678)	(4,096,613)	(16,337,291)

Adjusted EBITDA	9,632,109	1,321,083	10,953,192
Adjustments to EBITDA (*)			(482,327)
Depreciation, depletion and amortization			(5,336,686)
Financial result			12,121,178
Net income before taxes			17,255,357

	06/30/2026	06/30/2025
(*) Adjustments to EBITDA
Fair Value - Biological Asset	1,157,728	(73,248)
Loss from associates and joint ventures	(25,596)	(189,082)
Impairment of subsidiaries (1)		(76,066)
Income (loss) on disposal and write-off of non-current assets	188,297	(48,033)
(Provision)/Reversals for losses on ICMS credits (note 13.1)	3,856	(83,940)
Expenses on Asset Acquisition and Business Combinations (2)	(59,211)	(9,197)
Restructuring expenses (3)	(44,441)	(50)
Others (4)	(2,363)	(2,711)
	1,218,270	(482,327)

(1)Refers to the impairment of the investment in the subsidiary Suzano Finland Oy, as detailed in Note 18.3.
(2)Acquisition-related costs associated with business combinations, including fees paid to external advisors and professional service providers, such as legal, accounting, valuation and other consulting services, administrative expenses related to acquisition processes, and other costs directly attributable to the execution of such transactions.
(3)Costs incurred directly in connection with restructuring initiatives, including changes to the management, administrative, and organizational structure, and costs associated with the discontinuation of operations.
(4)It includes items with specific, non-cash and exceptional adjustments, such as: i) effective loss of the development contract advance program; (ii) write-off of stacked wood inventory; and (iii) extemporaneous tax credits.

22

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Years ended June 30, 2026 and 2025

5.3 Net sales by product

	06/30/2026	06/30/2025
Products
Market pulp (1)	17,101,601	18,899,505
Printing and writing paper (2)	3,691,432	3,912,113
Paperboard	1,748,983	2,017,848
Other	16,533	19,350
	22,558,549	24,848,816
(1)Net sales of fluff pulp represent 0.6% of total net sales, and therefore were included in market pulp net sales. (0.7% as at June 30, 2025).
(2)Net sales of tissue represent 6.3% of total net sales, and therefore were included in printing and writing paper net sales. (5.6% as at June 30, 2025).

5.3.1 Main customers
As of June 30, 2026, the Company has 1 (one) customer responsible for 12.25% of the net sales of pulp operating segment and 1 (one) customer responsible for 12.36% of the net sales of the paper operating segment. As of December 31, 2025 the Company had 1 (one) customer responsible for 11.05% of the net sales of pulp operating segment and 1 (one) customer responsible for 12.45% of the net sales of the paper operating segment.
5.4 Goodwill based on expected future profitability
The goodwill based on expected future profitability arising from the business combination was allocated to the disclosable segments, which correspond to the Company's cash-generating units (“CGUs”), considering the economic benefits generated by such intangible assets. The allocation of goodwill is set out below:

	06/30/2026	12/31/2025
Pulp	7,897,051	7,897,051
Paper	290,191	290,191
	8,187,242	8,187,242
6 NET SALES

	06/30/2026	06/30/2025
Gross sales	28,438,831	30,029,696
Sales deductions
Returns and cancellations	(106,250)	(52,504)
Discounts and rebates	(4,692,300)	(4,027,995)
	23,640,281	25,949,197
Taxes on sales	(1,081,732)	(1,100,381)
Net sales	22,558,549	24,848,816

23

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Years ended June 30, 2026 and 2025

7 INCOME (EXPENSES) BY NATURE

	06/30/2026	06/30/2025
Cost of sales (1)
Personnel expenses	(1,085,896)	(1,097,120)
Costs of raw materials, materials and services	(6,498,110)	(6,748,782)
Logistics cost	(2,688,905)	(2,990,033)
Depreciation, depletion and amortization	(5,405,769)	(4,794,691)
Other	(890,361)	(706,665)
	(16,569,041)	(16,337,291)
Selling expenses
Personnel expenses	(175,521)	(186,015)
Services	(117,445)	(119,340)
Logistics cost	(749,323)	(715,044)
Depreciation and amortization	(488,109)	(484,083)
Other (2)	(34,793)	(88,650)
	(1,565,191)	(1,593,132)
General and administrative expenses
Personnel expenses	(787,738)	(798,162)
Services	(250,949)	(254,575)
Depreciation and amortization	(69,327)	(62,524)
Other (3)	(131,412)	(205,756)
	(1,239,426)	(1,321,017)
Other operating (expenses) income, net
Results from sales of other products, net	52,617	52,044
Net result on disposal and write-off of non-current assets	188,297	(124,099)
Result on fair value adjustment of biological assets	1,157,728	(73,248)
Depreciation, amortization and other PPA realizations (4)	23,951	4,612
Provision for judicial liabilities	(77,162)	(123,504)
Other operating income, net	59,041	(9,920)
	1,404,472	(274,115)
(1)Includes R$812,232 related to maintenance downtime costing (R$441,639 as at June 30, 2025).
(2)Includes expected credit losses, insurance, materials for use and consumption, travel, accommodation, trade fairs and events.
(3)Includes, substantially corporate expenses, insurance, materials for use and consumption, social programs and donations, travel and accommodation.
(4)Refers, substantially, to the write-off of contingent liabilities assumed in Fibria's PPA as disclosed in note 24.1.

24

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Years ended June 30, 2026 and 2025

8 NET FINANCIAL RESULT

	06/30/2026	06/30/2025
Financial expenses
Interest on loans, financing and debentures (1)	(2,832,258)	(2,733,269)
Premium expenses on early settlements (2)	(129,841)
Amortization of transaction costs	(84,591)	(48,174)
Interest expenses on lease liabilities (3)	(232,932)	(230,308)
Other	(231,290)	(234,773)
	(3,510,912)	(3,246,524)

Financial income
Cash and cash equivalents and marketable securities	971,605	702,662
Other	38,162	119,450
	1,009,767	822,112
Results from derivative financial instruments
Income	6,562,692	7,015,340
Expenses	(2,560,744)	(662,835)
	4,001,948	6,352,505
Monetary and exchange rate variations, net
Exchange rate variations on loans, financing and debentures	3,615,919	9,147,254
Leases	138,600	322,483
Other assets and liabilities (4)	(649,306)	(1,276,652)
	3,105,213	8,193,085
Net financial result	4,606,016	12,121,178
(1)Excludes R$44,289 arising from capitalized loan costs, substantially related to property, plant and equipment in progress of the Cerrado Project for the six-month period ended June 30, 2026 (R$126,119 as at June 30, 2025).
(2)R$121,752 related to the costs of early termination of the pre‑approved and undrawn credit facility with Finnvera.
(3)Includes R$119,255 eliminated resulting from the reclassification to the biological assets item for inclusion in the cost of formation (R$133,133 in the Consolidated as of June 30, 2025).
(4)Includes effects of exchange rate variations of trade accounts receivable, trade accounts payable, cash and cash equivalents, marketable securities and others.
9 CASH AND CASH EQUIVALENTS

	Average yield p.a. %		06/30/2026	12/31/2025
Cash and banks (1)	3.40%		14,413,123	9,881,326

Cash equivalents
Local currency
Fixed-term deposits	102.03	% of CDI	2,232,448	3,204,403

Foreign currency
Fixed-term deposits (2)	4.35%			2,094,024
			16,645,571	15,179,753
(1)Refers mainly to investments in foreign currency under the Sweep Account program, which is a remunerated account the balance of which is invested and made available automatically each day.
(2)Refers to Time Deposit investments, with maturities of up to 90 days, which are remunerated bank deposit with a specific maturity period and are subject to an insignificant risk of changes in value.

25

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Years ended June 30, 2026 and 2025

10 MARKETABLE SECURITIES

	Average yield p.a. %	06/30/2026	12/31/2025
In local currency
Private funds	99.39% of CDI	504,284	526,526
Private Securities ("CDBs")	101.07% of CDI	6,772,875	7,045,434
Public Securities	IPCA + 6.14%	1,298,973	1,274,439
CDBs - Escrow Account (1)	99.61% of CDI	337,117	319,680
Public Securities - Instituto de Crédito Oficial (ICO)	12.30%	1,038,340	633,428
Other	TR + 6.00%	11,181	25,618
		9,962,770	9,825,125
Foreign currency
Time deposits (2)			421,291
Other		9,241	6,038
		9,241	427,329
		9,972,011	10,252,454

Current		9,623,714	9,932,774
Non-Current		348,297	319,680

(1)Refers to escrow accounts, which will be released only after obtaining the applicable governmental approvals, and pending compliance by the Company with the conditions precedent in transactions involving the sale of rural properties.
(2)Refers to Time Deposit investments, with maturities over 90 days, which are remunerated bank deposits with specific maturity periods.

11 TRADE ACCOUNTS RECEIVABLE
11.1 Breakdown of balances

	06/30/2026	12/31/2025
Domestic customers
Third parties	1,779,931	1,918,437
Related parties (Note 15.1) (1)	59,219	68,209

Foreign customers
Third parties	4,461,604	4,705,509

Expected credit losses (ECL)	(86,268)	(131,548)
	6,214,486	6,560,607
(1)The balance refers to transactions with Ibema Companhia Brasileira de Papel.

26

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Years ended June 30, 2026 and 2025

The Company carries out factoring transactions for certain customer receivables where it transfers the control of all risks and rewards related to these receivables to the counterparty, so these receivables are derecognized from accounts receivable in the balance sheet. This transaction refers to an additional cash generation opportunity which can be discontinued at any time without significant impacts on the Company's operation and is therefore classified as a financial asset measured at amortized cost. The decision to assign the receivables is continuously reassessed based on market conditions and the Company's cash flow strategy, meaning that the volume of discounts may vary over time. The impact of these factoring transactions on the accounts receivable as of June 30, 2026, was R$5,981,680 (R$6,616,450 as of December 31, 2025).
11.2 Breakdown of trade accounts receivable by maturity

	06/30/2026	12/31/2025
Current	5,410,187	5,794,713
Overdue
Up to 30 days	537,512	465,967
From 31 to 60 days	87,171	89,398
From 61 to 90 days	36,582	44,305
From 91 to 120 days	38,959	21,225
From 121 to 180 days	33,455	45,072
From 181 days	70,620	99,927
	6,214,486	6,560,607
11.3 Roll-forward of expected credit losses

	06/30/2026	12/31/2025
Opening balance	(131,548)	(30,300)
(Provisions)/Reversals, net	28,534	(119,417)
Write-offs	10,618	16,937
Exchange rate variations	6,128	1,232
Closing balance	(86,268)	(131,548)
The Company maintains guarantees for overdue receivables as part of its commercial operations, through credit insurance policies, letters of credit and other guarantees. These guarantees avoid the need to recognize expected credit losses, in accordance with the Company's credit policy.

27

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Years ended June 30, 2026 and 2025

12 INVENTORIES

	06/30/2026	12/31/2025
Finished goods
Pulp
Domestic	920,994	644,881
Foreign	1,903,958	1,713,394
Paper
Domestic	649,370	587,216
Foreign	499,470	507,999
Work in process	144,837	113,212
Raw materials
Wood	2,137,868	2,267,720
Operating supplies and packaging	1,117,216	1,037,696
Spare parts and other	1,491,202	1,491,820

Estimated losses	(205,080)	(208,091)
	8,659,835	8,155,847
12.1 Roll-forward of estimated losses

	06/30/2026	12/31/2025
Opening balance	(208,091)	(97,934)
(Provisions)/Reversals, net	(16,193)	(141,635)
Write-offs	19,204	31,478
Closing balance	(205,080)	(208,091)
On June 30, 2026 and 2025, there were no inventory items pledged as collateral.

28

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Years ended June 30, 2026 and 2025

13 RECOVERABLE TAXES

	06/30/2026	12/31/2025
IRPJ/CSLL – prepayments and withheld taxes	905,430	706,048
PIS/COFINS – on acquisitions of property, plant and equipment (1)	97,023	128,631
PIS/COFINS – operations	597,294	567,872
PIS/COFINS – exclusions from ICMS (2)	288,014	324,819
ICMS – on acquisitions of property, plant and equipment (3)	429,066	472,382
ICMS – operations (4)	1,900,368	1,889,151
Reintegra program (5)	73,791	58,790
Other taxes and contributions	123,718	119,406
Provision for loss on ICMS credits (6)	(1,771,257)	(1,775,113)
	2,643,447	2,491,986

Current	1,719,018	1,546,287
Non-current	924,429	945,699
(1)Social Integration Program (“PIS”) and Social Security Funding Contribution (“COFINS”): Credits whose realization is based on the years of depreciation of the corresponding asset.
(2)The Company and its subsidiaries filed lawsuits over the years seeking the exclusion of ICMS from the PIS and COFINS contribution tax basis, in relation to certain transactions during various periods from March 1992.
(3)Tax on Sales and Services (“ICMS”): Credits from the acquisition of property, plant and equipment are recovered on a straight-line basis over a four-year period, from the acquisition date, in accordance with the relevant regulation, the ICMS Control on Property, Plant and Equipment (“CIAP”).
(4)ICMS credits accrued due to the volume of exports and credit generated from product import transactions: Credits are concentrated in the States of Espírito Santo, Maranhão, Mato Grosso do Sul e São Paulo, where the Company realizes the credits through the sale of credits to third parties, after approval from the State Ministry of Finance of each State. Credits are also being realized through the consumption of paper and consumer goods (tissue) transactions in the domestic market.
(5)Special Regime of Tax Refunds for Export Companies ("Reintegra"): Reintegra is a program that aims to refund the residual costs of taxes paid throughout the export chain to taxpayers, to make them more competitive in foreign markets.
(6)Related to provisions for ICMS credit balances that are not probable to be recovered.
13.1 Provision for loss on ICMS credits

		ICMS
	06/30/2026	12/31/2025
Opening balance	(1,775,113)	(1,581,961)
Addition	(106,344)	(374,166)
Reversal (1)	110,200	181,014
Closing balance	(1,771,257)	(1,775,113)
(1)Refers mainly to the reversal of the provision for loss resulting from the recovery of ICMS credits through sale to third parties.

29

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Years ended June 30, 2026 and 2025

14 ADVANCES TO SUPPLIERS

	06/30/2026	12/31/2025
Forestry development program	3,179,413	2,788,262
Advance to suppliers - others	104,050	76,818
	3,283,463	2,865,080

Current	104,050	76,818
Non-current	3,179,413	2,788,262
In the annual financial statements for the year ended December 31, 2025, the characteristics of the advances were disclosed, which did not change during the six-month period ended June 30, 2026.
15 RELATED PARTIES
The Company's commercial and financial transactions with the controlling shareholder and Companies owned by the controlling shareholder Suzano Holding S.A. ("Suzano Group") were carried out in accordance with the corporate governance practices adopted by the Company, as well as those recommended and/or required by the applicable legislation.
The transactions refers mainly to:
Assets: (i) accounts receivable from the sale of pulp, paper, tissue and other products; (ii) dividends receivable; (iii) reimbursement for expenses; and (iv) social services;
Liabilities: (i) loan agreements;(ii) reimbursement for expenses; (iii) social services; (iv) real estate consulting; and (v) dividends payable.
Amounts in the statements of income: (i) sale of pulp, paper, tissue and other products; (ii) loan charges and exchange variation; (iii) social services and (viii) real estate consulting.
For the six-month period ended June 30, 2026, there were no material changes in the terms of the agreements, deals and transactions entered into, nor were there any new contracts, agreements or transactions of any different nature entered into between the Company and its related parties, as disclosed in the financial statements for the year ended December 31, 2025.

30

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Years ended June 30, 2026 and 2025

15.1 Balances recognized in assets and liabilities and amounts of transactions during the year

	Assets		Liabilities		Sales (purchases), net
	06/30/2026	12/31/2025	06/30/2026	12/31/2025	06/30/2026	06/30/2025
Transactions with majority shareholders
Suzano Holding S.A.	41		(1,674)	(412,146)	48	(543)
Controller			(893)	(219,817)
Related persons			(146)	(36,053)
Alden Fundo de Investimento em Ações			(124)	(30,444)
	41		(2,837)	(698,460)	48	(543)

Transactions with companies of the Suzano Group and other related parties
Management	908	914			907	256
Bexma Participações Ltda.	14	6			10	4
Naman Capital Ltda.	35				28	4
Civelec Participações Ltda.	1,930	2,895
Fundação Arymax	16	5			12	3
Ibema Companhia Brasileira de Papel (1)	59,219	68,209	(50)	(658)	70,926	102,103
Instituto Ecofuturo - Futuro para o Desenvolvimento Sustentável	2	2			(2,470)	(3,736)
IPLF Holding S.A.	1				1	3
Mabex Representações e Participações Ltda.			(726)	(16)	(2,216)	(1,007)
Nemonorte Imóveis e Participações Ltda.	1		(15)	(7)	(221)	(75)
Woodspin Oy					(321)	580
	62,126	72,031	(791)	(681)	66,656	98,135
	62,167	72,031	(3,628)	(699,141)	66,704	97,592

Assets
Trade accounts receivable (Note 11)	59,219	68,209
Other assets	2,948	3,822
Liabilities
Trade accounts payable (Note 21)			(791)	(681)
Dividends payable			(2,837)	(698,460)
	62,167	72,031	(3,628)	(699,141)

(1)Refers mainly to the sale of pulp.

31

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Years ended June 30, 2026 and 2025

15.2 Management compensation
Expenses related to the compensation of key management personnel, which include the Board of Directors, Fiscal Council and Board of Statutory Executive Officers, recognized in the statement of income for the period, are set out below:

	06/30/2026	06/30/2025
Short-term benefits
Salary or compensation	15,576	21,464
Direct and indirect benefits	745	524
Bonus	7,505	15,751
	23,826	37,739
Long-term benefits
Share-based compensation plan	14,791	35,845
	14,791	35,845
Payroll charges
Payroll charges	9,622	32,688
	9,622	32,688

	48,239	106,272
Short-term benefits include fixed compensation (salaries and fees, vacation pay, mandatory bonus and “13th month’s salary” bonus), payroll charges (Company’s share of contributions to social security – “INSS”) and variable compensation such as profit sharing, bonuses and benefits (health plan, meal voucher, market voucher, life insurance and private pension plan).
Long-term benefits include Phantom Share plans (PS), Performance Shares, and Share Appreciation Rights (SARs) granted to executives and key members of Management, in accordance with the respective plan regulations, as disclosed in Note 26.
16 INCOME AND SOCIAL CONTRIBUTION TAXES
The Company management believes in the validity of the provisions of international treaties entered by Brazil to avoid double taxation. In order to ensure its right to non-double taxation, the Company filed a lawsuit in April 2019, which aims to exempt the double taxation in Brazil, of profits earned by its subsidiary located in Austria, according to Law No. 12,973/14. Due to the preliminary injunction granted in favor of the Company in the aforementioned lawsuit, the Company decided not to add the profit from Suzano International Trading GmbH, located in Austria, when determining its taxable income and social contribution basis of the net profit of the Company for the six-month period ended June 30, 2026. There is no provision for tax related to the non-double taxation profits of such subsidiary in 2026.

32

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Years ended June 30, 2026 and 2025

16.1 Deferred taxes
16.1.1 Deferred income and social contribution taxes

	06/30/2026	12/31/2025
Tax loss carried forward	1,191,234	982,480
Negative tax basis of social contribution carried forward	464,036	381,600

Assets - temporary differences
Provision for judicial liabilities	276,203	269,757
Operating provisions	443,875	559,288
Provisions for other losses	618,907	619,567
Employee benefit plans	256,151	251,990
Exchange rate variations	1,886,733	3,443,822
Amortization of fair value adjustments arising from business combinations	620,112	620,973
Unrealized profit on inventories	211,466	237,740
Leases (1)	505,833	541,431
	6,474,550	7,908,648

Liabilities - temporary differences
Goodwill - tax benefit on unamortized goodwill	2,020,207	1,878,119
Property, plant and equipment - deemed cost	974,519	985,901
Depreciation for tax-incentive reason (2)	636,857	668,603
Capitalized loan costs	896,149	937,829
Fair value of biological assets	1,649,769	1,425,535
Deferred taxes, net of fair value adjustments	308,540	313,464
Tax credits - gains from tax lawsuit (exclusion of ICMS from the PIS and COFINS basis)	102,580	115,003
Derivatives gains (“MtM”) (1)	1,138,072	66,308
Provision of deferred taxes on results of subsidiaries abroad	253,272
Other temporary differences	14,345	13,872
	7,994,310	6,404,634

Non-current assets	122,709	1,504,014
Non-current liabilities	1,642,469
(1)The Company presents a net balance of derivatives and leases, as gains and losses from deferred taxes are offset simultaneously. For the derivatives line, the taxable temporary difference was R$4,047,493 and deductible temporary difference of R$2,909,421 (taxable temporary difference was R$3,065,768 and deductible temporary difference of R$3,001,133 as of December 31, 2025). For the lease line, the taxable temporary difference was R$5,215,078 and deductible temporary difference was R$5,720,911 (taxable temporary difference was R$1,767,605 and deductible temporary difference was R$2,309,036 as of December 31, 2025).
(2)Tax depreciation is taken as a benefit only in the income tax calculation bases.
16.1.2 Breakdown of accumulated tax losses and social contribution tax losses carried forward

	06/30/2026	12/31/2025
Tax loss carried forward	4,764,936	3,929,920
Negative tax basis of social contribution carried forward	5,155,956	4,240,000

33

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Years ended June 30, 2026 and 2025

16.1.3 Roll-forward of deferred tax

	06/30/2026	12/31/2025
Opening balance	1,504,014	7,971,419
Tax loss carried forward	208,754	185,649
Negative tax basis of social contribution carried forward	82,436	74,457
Provision for judicial liabilities	6,446	(55,116)
Operating provisions and other losses	(111,912)	122,493
Exchange rate variation	(1,557,089)	(3,941,212)
Derivative (gains) losses (“MtM”)	(1,071,764)	(2,297,143)
Amortization of fair value adjustments arising from business combinations	4,063	23,905
Unrealized profit on inventories	(26,274)	(301,417)
Leases	(35,598)	(65,513)
Goodwill - tax benefit on unamortized goodwill	(142,088)	(288,232)
Property, plant and equipment - deemed cost	11,382	80,982
Depreciation accelerated for tax-incentive reason	31,746	65,037
Capitalized loan costs	41,680	9,653
Fair value of biological assets	(224,234)	(108,440)
Deferred taxes on the results of subsidiaries abroad	(253,272)
Credits on exclusion of ICMS from the PIS/COFINS tax base	12,423	22,925
Other temporary differences	(473)	4,567
Closing balance	(1,519,760)	1,504,014
16.2 Reconciliation of the effects of income tax and social contribution on profit or loss

	06/30/2026	06/30/2025
Net income (loss) before taxes	9,169,783	17,255,357
Income tax and social contribution benefit (expense) at statutory nominal rate of 34%	(3,117,726)	(5,866,821)

Tax effect on permanent differences
Impact of the taxation difference on profit of associates in Brazil and abroad (1)	(555)	(294,581)
Equity method	(8,702)	(24,220)
Credit related to Reintegra Program	5,177	6,156
Director bonuses	(107)	(26,950)
Tax incentives (Note 16.3)	26,200	265,547
Other permanent exclusions	45,387	45,643
	(3,050,326)	(5,895,226)
Income tax
Current	(9,226)	(206,328)
Deferred	(2,220,799)	(4,093,523)
	(2,230,025)	(4,299,851)
Social Contribution
Current	(16,667)	(104,206)
Deferred	(803,634)	(1,491,169)
	(820,301)	(1,595,375)
Income tax and social contribution result for the period	(3,050,326)	(5,895,226)
(1)The difference in the taxation of subsidiaries is substantially due to the differences between the nominal tax rates in Brazil and those of subsidiaries located abroad.

34

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Years ended June 30, 2026 and 2025

16.3 Tax incentives
The Company benefits from a tax incentive for partial reduction of the income tax obtained from operations carried out in areas under the jurisdiction of the Northeast Development Superintendence (“SUDENE”) and the Superintendence of Amazon Development (“SUDAM”). The IRPJ reduction incentive is calculated based on the activity profits (exploitation profits) and considers the allocation of the operating profit based on the incentive production levels for each product.

Area/Regions	Company	Maturity
Northeast Development Superintendence (“SUDENE”)
Aracruz (ES)	Portocel	2030
Aracruz (ES)	Suzano	2031
Imperatriz (MA)	Suzano	2032
Mucuri (BA)	Suzano	2032
São Luís (MA)	Itacel	2033
Eunápolis (BA)	Veracel	2033

Superintendence of Amazon Development (“SUDAM”)
Belém (PA)	Suzano	2034
16.4 OECD PILLAR TWO MODEL RULES
In December 2021, the Organisation for Economic Co-operation and Development (“OECD”) announced the guidelines for the Pillar Two model, aiming for a reform in international corporate taxation to ensure that multinational economic groups, covered by such regulations, contribute an effective minimum tax at a rate of 15% on profits. Each country's effective profit tax rate, as calculated by this model, is called the GloBE (Global Anti-Base Erosion Rules) effective tax rate. In the context of Suzano, compliance with OECD guidelines on international taxation is a strategic priority.
Based on the calculations performed under the GloBE Simplifying Transition Rules (RSGT), there is no impact on the unaudited condensed consolidated interim financial information in relation to this matter.
The Company reaffirms its commitment to tax compliance and will continue to carry out the necessary actions to ensure the proper implementation of the new rule in the jurisdictions where it operates, in line with global best practices and current legislation.
16.5 Uncertainty over income tax treatments
The Company is involved in ongoing administrative and judicial proceedings concerning certain tax treatments adopted in the calculation of income taxes.
The Company assesses the likelihood that such tax treatments will be accepted by the relevant tax authorities, taking into account the applicable legislation, case law, available administrative and judicial precedents, and, when applicable, the opinions of external legal counsel. The measurement of uncertain tax positions reflects Management's best estimate of the expected outcome of these matters.

35

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Years ended June 30, 2026 and 2025

As of June 30, 2026, the total amount of uncertainties related to income taxes for which the Company considers acceptance of the adopted tax treatment by the tax authorities to be not probable amounted to R$1,822 (R$1,749 as of December 31, 2025). This amount has been fully provisioned and is presented within income tax and social contribution payable.
Additionally, as of June 30, 2026, the total amount of uncertainties related to income taxes for which the Company considers acceptance of the adopted tax treatment to be probable amounted to R$10,057,925 (R$4,559,801 as of December 31, 2025).
The main uncertainties related to income tax treatments for which acceptance is considered probable are described below:
i.Tax Assessment Notice - Foreign Earnings - Brazil-Austria Tax Treaty (2021): This matter relates to a tax assessment issued by the Brazilian Federal Revenue Service ("RFB"), received in April 2026, seeking the collection of IRPJ and CSLL in the initial amount of R$5,106,344, including interest, based on the alleged failure to tax profits earned by its subsidiary Suzano International Trade GmbH (Austria). The assessment was issued without the imposition of penalties, pursuant to a preliminary injunction granted in a writ of mandamus concerning the application of the Brazil-Austria Tax Treaty. The Company filed an administrative challenge, which is currently awaiting judgment. The estimated exposure as of June 30, 2026 amounted to R$5,176,100.
ii.Tax Assessment Notice - Exchange of Industrial and Forestry Assets (2007): This judicial action seeks to annul an administrative tax proceeding initiated by the RFB for the collection of IRPJ and CSLL based on the alleged realization of an untaxed capital gain arising from the exchange of assets with International Paper ("IP") in February 2007. In December 2012, the Company was assessed by the RFB and, in January 2016, the Administrative Council of Tax Appeals ("CARF"), by the casting vote of its President, ruled against the Company. Following notification of the decision in May 2016 and the exhaustion of administrative remedies, the Company elected to continue disputing the matter in court. The exposure is fully secured by guarantees. The court ruled in favor of the Company, and the matter is currently awaiting judgment of the appeal filed by the National Treasury. In December 2023, pursuant to Article 2 of Law No. 14,689/23, related to Article 25, Paragraph 9-A of Decree No. 70,235/72, the debt certificates were amended to definitively cancel the penalties and related charges. The estimated exposure as of June 30, 2026 amounted to R$1,979,365 (December 31, 2025: R$1,861,899), excluding the canceled penalties.
iii.Tax Assessment Notice - Non-deductible Expenses, Operating Expense Deductions, Foreign Subsidiary Earnings, Goodwill Amortization, Directors' Bonuses and Tax Loss Carryforwards (2019): This administrative proceeding was initiated in October 2023 following tax assessment notices issued against Suzano S.A. concerning fiscal year 2019. The alleged infractions relate to: (i) non-deductible expenses; (ii) improper deduction of operating expenses; (iii) profits earned abroad by a subsidiary; (iv) goodwill amortization; (v) failure to add directors' bonuses to the CSLL tax base; and (vi) tax loss carryforwards and negative CSLL basis. The Company's administrative defense was partially upheld. Subsequently, the Company filed a voluntary appeal, which was partially granted. The Company is currently awaiting formal notification of the decision. The estimated exposure as of June 30, 2026 amounted to R$1,053,991 (December 31, 2025: R$1,008,823).

36

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Years ended June 30, 2026 and 2025

iv.Tax Assessment Notice - Disallowance of Depreciation, Amortization and Depletion Expenses (2010): In December 2015, the Company was assessed for IRPJ and CSLL based on the alleged non-deductibility of depreciation, amortization and depletion expenses claimed in fiscal year 2010. The Company filed an administrative defense, which was partially upheld. The decision was appealed by the Company in November 2017. The case was converted into an evidentiary proceeding and is currently awaiting completion of the procedures ordered by CARF. The estimated exposure as of June 30, 2026 amounted to R$960,921 (December 31, 2025: R$931,979).
v.Tax Assessment Notice - Recalculation of Foreign Subsidiary Profits (2014-2016): On October 5, 2020, the Company was notified of a tax assessment issued by the RFB seeking IRPJ and CSLL arising from the recalculation of profits earned by its subsidiary Suzano Trading Ltd. during fiscal years 2014, 2015 and 2016. The Company filed an administrative challenge, which was converted into an evidentiary proceeding. Following completion of such procedures, the challenge was partially upheld. The Company subsequently appealed the unfavorable portion of the decision and is awaiting judgment. The estimated exposure as of June 30, 2026 amounted to R$690,658 (December 31, 2025: R$663,188).

17 BIOLOGICAL ASSETS
The roll-forward of biological assets is as set forth below:

	06/30/2026	12/31/2025
Opening balance	26,097,164	22,283,001
Additions	3,617,275	7,913,483
Depletions	(3,174,187)	(5,352,271)
Transfers		15,233
Gain on fair value adjustments (Note 7)	1,157,728	1,516,458
Disposals	(21,674)	(107,815)
Write-offs	(44,611)	(170,925)
Closing balance	27,631,695	26,097,164

The calculation of fair value of the biological assets is determined using unobservable data, therefore it falls under Level 3 in the hierarchy set forth in IFRS 13 — Measurement of Fair Value.
In our model, the assumptions regarding the average annual growth rate (IMA) and average gross selling price of eucalyptus are particularly sensitive. Any increase or decrease in these assumptions could lead to significant gains or losses in the fair value measurement.
The assumptions used in the measurement of the fair value of biological assets were as follow:
(i)Average cycle of forest formation between 6 and 7 years;
(ii)Effective area of forest from the 3rd year of planting;
(iii)The IMA consists of the estimated volume of production of wood with bark in m3 per hectare, ascertained based on the genetic material used in each region, silvicultural practices and forest management, production potential, climate factors and soil conditions;

37

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Years ended June 30, 2026 and 2025

(iv)The estimated average standard cost per hectare includes silvicultural and forest management expenses, applied to each year of formation of the biological cycle of the forests, plus the costs of land lease agreements and the opportunity cost of owning land;
(v)The average gross selling prices of eucalyptus were based on specialized research on transactions carried out by the Company with independent third parties; and
(vi)The discount rate corresponds to the Weighted Average Cost of Capital (“WACC”).
The table below discloses the measurement of the assumptions adopted:

	06/30/2026	12/31/2025
Useful productive planted area (hectare) eligible for fair value calculation	1,298,200	1,228,834
Mature assets (6 to 7 years)	181,175	173,476
Immature assets (1 to 5 years)	1,117,025	1,055,358
Average annual growth (IMA) – m3/hectare/year	38.13	37.46
Average gross sale price of eucalyptus – R$/m3	116.77	111.9
Discount rate (post-tax)	8.10%	8.10%
The pricing model considers the net cash flows, after the deduction of taxes on profit at the applicable rates.

	06/30/2026	12/31/2025
Physical changes and discount rate (1)	452,463	325,445
Price of wood	705,265	1,191,013
	1,157,728	1,516,458
1) Includes the variation of indicators: IMA, discount rate and area.
The Company manages the financial and climate risks related to its agricultural activities in a preventive manner. To reduce the risks arising from edaphoclimatic factors, the weather is monitored through meteorological stations and, in the event of pests and diseases, our Department of Forestry Research and Development, an area specialized in physiological and phytosanitary aspects, has procedures to diagnose and act rapidly against any occurrences and losses (Note 4.7).
The Company has no biological assets pledged as collateral on June 30, 2026 and on December 31, 2025.

38

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Years ended June 30, 2026 and 2025

18 INVESTMENTS
18.1 Investments breakdown

	06/30/2026	12/31/2025

Investments in associates and joint ventures	236,958	264,312
Goodwill	29,384	29,384
Other investments evaluated at fair value through other comprehensive income (1)	862,512	901,181
	1,128,854	1,194,877

Investments	1,128,854	1,194,877
	1,128,854	1,194,877
(1) It includes the fair value measurement of Lenzing Aktiengesellschaft. As of June 30, 2026, the carrying amount of the investment was R$830,281 (R$865,986 as of December 31, 2025).

39

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Years ended June 30, 2026 and 2025

18.2 Investments in associates and joint ventures

Information of investees as at				Company Participation
			06/30/2026	Carrying amount		In the income (expenses) for the period
	Equity	Income (expenses) of the period	Participation equity (%)	06/30/2026	12/31/2025	06/30/2026	06/30/2025
Associate
Foreign
Ensyn Corporation (1)							(4,539)
Spinnova Plc (2)	180,554	(88,585)	18.75%	33,854	54,391	(16,610)	(9,155)
Simplifyber, Inc.	38,076	(11,406)	15.52%	5,909	7,973	(1,770)	(562)
Allotrope Energy Ltd	2,619		19.72%	516	556
				40,279	62,920	(18,380)	(14,256)
Joint ventures
Domestic (Brazil)
Biomas - Serviços Ambientais, Restauração e Carbono Ltda.	20,394	(16,367)	16.66%	3,815	3,945	(2,631)	(3,107)
Ibema Companhia Brasileira de Papel	386,501	(9,174)	49.90%	192,864	197,442	(4,578)	9,147
Foreign
Woodspin Oy (3)							(117,232)
				196,679	201,387	(7,209)	(111,192)

Other investments evaluated at fair value through other comprehensive income
Bem Agro Integração e Desenvolvimento S.A.			4.58%	3,368	3,581
Celluforce Inc.			8.28%	23,553	25,975
Nfinite Nanotechnology Inc.			5.40%	5,305	5,639
Lenzing Aktiengesellschaft			15.00%	830,281	865,986
				862,507	901,181

Goodwill (1)(3)				29,389	29,389		(63,634)
				29,389	29,389		(63,634)

				1,128,854	1,194,877	(25,589)	(189,082)
(1)In November 2025, the Company sold its entire equity interest in Ensyn Corporation, liquidated F&E Technologies LLC, and recognized impairment of the investment in F&E Tecnologia do Brasil S.A., both related to the same technology developed by Ensyn. As of December 31, 2025, as a result of this transaction, the following accounting effects were recognized, which impacted the equity pickup line: (i) R$ (160,462) related to the write-off of Ensyn goodwill; R$ 371 related to the recognition of the provision for losses on investments; and R9,896 related to the reclassification of other comprehensive income.
(2)The average share price quoted on the Nasdaq First North Growth Market (NFNGM) was EUR0.44 on June 30, 2026 and EUR0.46 on December 31, 2025.
(3)In August 2025, the Company completed the sale of its entire equity interest in Woodspin Oy and Suzano Finland Oy to Spinnova Plc for the symbolic amount of 1 euro each. For the year ended December 31, 2025, as a result of this transaction, the following accounting effects were recognized, which significantly impacted the equity pickup line: R$ (117,447) related to the impairment of the investment, R$ (28,679) related to the obligation to make an additional capital contribution, and R$15,636 related to the realization of other comprehensive income of the joint venture Woodspin Oy; R$ (63,634) related to the write-off of goodwill of the associate Spinnova Plc; and R$ (88,871) related to the impairment of the investment in the subsidiary Suzano Finland Oy.

40

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Years ended June 30, 2026 and 2025

19 PROPERTY, PLANT AND EQUIPMENT

	Land	Buildings	Machinery, equipment and facilities	Work in progress	Other (1)	Total
Average rate %		3.44	7.20		19.81
Accumulated cost	16,775,348	13,816,631	62,822,096	3,510,535	1,806,592	98,731,202
Accumulated depreciation		(4,294,038)	(28,541,598)		(909,526)	(33,745,162)
Balances at December 31, 2024	16,775,348	9,522,593	34,280,498	3,510,535	897,066	64,986,040
Additions	3,080	262	649,533	3,880,270	45,681	4,578,826
Write-offs	(64,222)	(54,566)	(152,457)		(154,907)	(426,152)
Depreciation		(434,875)	(4,123,031)		(287,270)	(4,845,176)
Transfers and other	5,980	896,470	3,524,210	(4,626,006)	201,995	2,649
Accumulated cost	16,720,186	14,589,194	66,353,229	2,764,799	1,830,011	102,257,419
Accumulated depreciation		(4,659,310)	(32,174,476)		(1,127,446)	(37,961,232)
Balances at December 31, 2025	16,720,186	9,929,884	34,178,753	2,764,799	702,565	64,296,187
Additions			229,652	1,587,554	402	1,817,608
Write-offs	(50,059)	(3,154)	(15,387)		(2,599)	(71,199)
Depreciation		(232,237)	(1,998,685)		(123,209)	(2,354,131)
Transfers and other	(1,430)	136,332	2,214,169	(2,476,946)	134,390	6,515
Accumulated cost	16,668,697	14,713,150	68,163,440	1,875,407	1,888,784	103,309,478
Accumulated depreciation		(4,882,325)	(33,554,938)		(1,177,235)	(39,614,498)
Balances at June 30, 2026	16,668,697	9,830,825	34,608,502	1,875,407	711,549	63,694,980
(1)Includes vehicles, furniture and utensils and computer equipment.

On June 30, 2026, the Company evaluated the business, market and climate impacts, and did not identify any material event that indicated the need to perform an impairment test and to record any impairment provision for property, plant and equipment.
19.1 Items pledged as collateral
On June 30, 2026, property, plant and equipment items pledged as collateral, consisting mainly of the units of Ribas do Rio Pardo, Três Lagoas and Imperatriz are set forth below:

	Type of collateral	6/30/2026	12/31/2025
Land	Financial/Legal	25,184	25,562
Buildings	Financial	1,693,425	1,719,004
Machinery, equipment and facilities (1)	Financial	8,466,737	19,437,703
Work in progress	Financial	385,788	339,063
Other	Financial	61,203	48,475
		10,632,337	21,569,807
(1)The Company formalized, on January 30, 2026, the release of the fiduciary collateral over machinery and equipment associated with the Ribas do Rio Pardo pulp mill, previously pledged in favor of HSBC Corporate Trustee Company (UK) Limited, as Security Agent, and Finnish Export Credit Ltd. (FEC), in connection with the financing agreement entered into by the Company with Finnvera, totaling R$10,686,019. Following the termination of the financing agreement, the related assets were fully released from the collateral and any associated encumbrances.

19.2 Capitalized expenses
For the period ended June 30, 2026, the Company capitalized loan costs in the amount of R$44,289 (R$274,731 as of December 31, 2025). The weighted average interest rate, adjusted by the equalization of the exchange rate effects, utilized to determine the capitalized amount was 12.87% p.a. (13.35% p.a. as of December 31, 2025).

41

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Years ended June 30, 2026 and 2025

19.3 Asset Retirement Obligation (ARO)
On June 30, 2026, the Company has provisioned the amount of R$69,495 (R$68,681 as of December 31, 2025) arising asset retirement obligation of industrial landfills The corresponding liability is recorded under “Other liabilities,” segregated between current and non-current, according to the expected settlement date.
20 INTANGIBLE
20.1 Goodwill and intangible assets with indefinite useful lives

	06/30/2026	12/31/2025
Goodwill - Facepa (Tissue plant in Belém/PA)	119,332	119,332
Goodwill - Fibria (Pulp Mills)	7,897,051	7,897,051
Goodwill - MMC Brasil (Tissue plant in Mogi das Cruzes/SP)	170,859	170,859
Other (1)	5,100	5,097
	8,192,342	8,192,339
(1)Refers to other intangible assets with indefinite useful lives such as servitude of passage and electricity.
The goodwill is based on expected future profitability supported by valuation reports, after the purchase price allocation.
Goodwill is allocated to cash-generating units as presented in Note 5.4.
For the six-month period ended June 30, 2026, the Company did not identify any event that indicated the need to perform the impairment test and to record any impairment provision for intangible assets.
20.2 Intangible assets with limited useful lives

		06/30/2026	12/31/2025
Opening balance		4,778,353	5,709,964
Additions		71,385	82,492
Write-offs		(36)	(3,015)
Amortization		(507,777)	(1,011,088)
Closing balance		4,341,925	4,778,353
Represented by	Average annual rate %
Port concessions	3.94	605,494	621,842
Supplier agreements	12.70	3,704	11,111
Port service contracts	4.26	476,416	491,094
Trademarks and patents	8.14	147,380	154,846
Customer portfolio	9.10	2,873,430	3,283,919
Software	25.45	227,397	206,635
Other	10.00	8,104	8,906
		4,341,925	4,778,353

Cost		11,965,804	12,617,166
Amortization		(7,623,879)	(7,838,813)
Closing balance		4,341,925	4,778,353
For the six-month period ended June 30, 2026, the Company assessed business, market, and climate-related impacts and did not identify any material events that would indicate the need to perform an impairment test or recognize any provision related to the recoverable amount of intangible assets with definite useful lives.

42

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Years ended June 30, 2026 and 2025

21 TRADE ACCOUNTS PAYABLE

	06/30/2026	12/31/2025
In local currency
Third party (1)	4,303,442	4,065,115
Related party (Note 15.1) (2)	791	681
In foreign currency
Third party	1,280,825	1,075,590
	5,585,058	5,141,386
(1)Within the balance of suppliers, there are values under supplier finance arrangement that were subject to anticipation with financial institutions at the exclusive option of certain suppliers, without changing the originally defined purchase conditions (payment terms and negotiated prices). The balance related to such operations on June 30, 2026 was R$478,872 (R$438,830 at December 31, 2025).
(2)The balance refers mainly to transactions with Ibema Companhia Brasileira de Papel.
21.1 Long-term commitments
21.1.1 Long-term commitments - Take or Pay arrangements
During the six-month period ended June 30, 2026, no material changes were identified in the Company’s long-term contracts with a minimum supply clause compared to the information disclosed in the financial statements for the year ended December 31, 2025 (Note 17.1.1).
21.1.2 Exchange and acquisition of biological assets
In line with the Company’s strategy for forest expansion and optimization of wood supply for its operations in the State of Mato Grosso do Sul, the Company entered into exchange and purchase agreements for biological assets in August 2025. Under the terms of these agreements, the Company receives specified volumes of biological assets between 2025 and 2027. In return, under the exchange agreement, the Company is expected to deliver equivalent volumes between 2028 and 2031.
On September 15, 2025, and January 2, 2026, payments in the amounts of R$878,049 and R$464,156 respectively, were made under the land swap agreement. The remaining amounts payable total R$1,523,529, with R$380,946 due in 2026 and R$1,142,584 due in 2028, in accordance with the contractual schedule.

43

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Years ended June 30, 2026 and 2025

22 LOANS, FINANCING AND DEBENTURES
22.1 Breakdown by type

				Current		Non-current			Total
Type	Currency	Interest rate	Average annual interest rate - %	06/30/2026	12/31/2025	06/30/2026	12/31/2025	06/30/2026	12/31/2025
In foreign currency
Bonds	USD	Fixed	5.0%	796,510	815,478	39,586,169	42,405,964	40,382,679	43,221,442
Panda Bonds	CNY	Fixed	2.7%	33,156	6,785	1,981,055	2,039,941	2,014,211	2,046,726
Export credits (“export prepayments”)	USD	SOFR/Fixed	5.4%	2,570,445	923,820	13,321,704	16,901,305	15,892,149	17,825,125
Assets financing	USD	SOFR	3.5%	101,776	107,159	117,727	178,526	219,503	285,685
ECA - Export Credit Agency	USD	SOFR	5.3%	14,595	17,426	1,673,813	1,778,184	1,688,408	1,795,610
IFC - International Finance Corporation (1)	USD	SOFR	5.6%	(4,829)	(5,485)	4,856,113	5,182,737	4,851,284	5,177,252
Others				3,859	5,516			3,859	5,516
				3,515,512	1,870,699	61,536,581	68,486,657	65,052,093	70,357,356
In local currency
BNDES	BRL	UMBNDES	6.6%	10,348	5,794	489,051	468,025	499,399	473,819
BNDES	BRL	TJLP	8.5%	47,130	89,150	10,085	11,802	57,215	100,952
BNDES	BRL	TLP	11.6%	226,990	178,549	5,688,355	5,562,188	5,915,345	5,740,737
BNDES	BRL	Fixed	6.8%	729		56,240		56,969
BNDES	BRL	SELIC	16.5%	165,973	282,017	529,066	514,605	695,039	796,622
BNDES	BRL	TR	4.3%	10,596	9,933	148,276	153,762	158,872	163,695
Assets financing	BRL	CDI	16.4%	18,986	18,799	28,705	38,214	47,691	57,013
NCE (“Export credit notes”)	BRL	CDI	17.0%	3,792	4,157	100,000	100,000	103,792	104,157
NCR (“Rural producer certificates”)	BRL	CDI	13.8%	118,109	369,572	5,451,530	5,000,000	5,569,639	5,369,572
ECO INVEST - Crédito Agroindustria	BRL	CDI	14.3%	5,434	7,094	327,578	327,263	333,012	334,357
Rural Product Note ("CPR")	BRL	CDI/IPCA	12.2%	74,054	41,894	4,500,854	1,954,437	4,574,908	1,996,331
Debentures	BRL	CDI/IPCA	13.3%	129,566	127,247	9,512,582	9,179,399	9,642,148	9,306,646
				811,707	1,134,206	26,842,322	23,309,695	27,654,029	24,443,901
				4,327,219	3,004,905	88,378,903	91,796,352	92,706,122	94,801,257

Interest on financing				1,806,789	1,525,436	451,530		2,258,319	1,525,436
Non-current funding				2,520,430	1,479,469	87,927,373	91,796,352	90,447,803	93,275,821
				4,327,219	3,004,905	88,378,903	91,796,352	92,706,122	94,801,257
(1) The balances shown as negative include fundraising costs

44

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Years ended June 30, 2026 and 2025

22.2 Breakdown by maturity - non-current

	2027	2028	2029	2030	2031	2032 onwards	Total
In foreign currency
Bonds		2,579,785	8,598,098	5,116,282	6,471,082	16,820,922	39,586,169
Panda Bonds	915,230	989,540		76,285			1,981,055
Export credits (“export prepayments”)	1,552,288	2,449,249	3,423,547	5,064,262	832,358		13,321,704
Assets financing	49,589	62,326	5,812				117,727
ECA - Export Credit Agency					644,327	1,029,486	1,673,813
IFC - International Finance Corporation					1,207,873	3,648,240	4,856,113
	2,517,107	6,080,900	12,027,457	10,256,829	9,155,640	21,498,648	61,536,581
In local currency
BNDES – TJLP	1,891	3,782	3,782	630			10,085
BNDES – TLP	81,114	159,396	145,230	387,945	490,292	4,424,378	5,688,355
BNDES – Fixed	1,562	3,124	3,805	3,867	3,867	40,015	56,240
BNDES – SELIC	17,317	42,369	42,369	42,369	42,369	342,273	529,066
BNDES – TR	5,534	11,068	11,068	11,068	11,068	98,470	148,276
BNDES - UMBNDES	5,267	12,678	12,678	12,678	12,678	433,072	489,051
Ecoinvest			73,617	73,617	73,617	106,727	327,578
Assets financing	9,604	19,033	68				28,705
NCE (“Export credit notes”)	25,000	25,000	25,000	25,000			100,000
Rural Product Note ("CPR")						4,500,854	4,500,854
NCR (“Rural producer certificates”)				2,000,000	3,451,530		5,451,530
Debentures				573,130	500,000	8,439,452	9,512,582
	147,289	276,450	317,617	3,130,304	4,585,421	18,385,241	26,842,322
	2,664,396	6,357,350	12,345,074	13,387,133	13,741,061	39,883,889	88,378,903

22.3 Roll-forward of loans, financing and debentures

	06/30/2026	12/31/2025
Opening balance	94,801,257	101,435,531
Fundraising, net of issuance costs	2,896,932	23,871,760
Interest accrued	2,876,547	5,953,778
Monetary and exchange rate variation, net	(3,615,919)	(8,384,101)
Settlement of principal	(1,669,130)	(22,353,325)
Settlement of interest	(2,629,067)	(5,817,907)
Amortization of fundraising costs	45,502	101,803
Others		(6,282)
Closing balance	92,706,122	94,801,257

45

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Years ended June 30, 2026 and 2025

22.4 Fundraising costs
The fundraising costs are amortized based on the terms of agreements and the effective interest rate.

			Balance to be amortized
Type	Cost	Amortization	06/30/2026	12/31/2025
Bonds	411,818	287,983	123,835	142,598
Panda Bonds	6,183	1,801	4,382	5,617
Rural Product Note ("CPR")	144,391	5,405	138,986	63,819
Export credits (“export prepayments”)	180,466	125,585	54,881	71,612
Debentures	157,139	52,103	105,036	110,409
BNDES	101,771	58,643	43,128	41,023
ECA - Export Credit Agency	13,615	3,251	10,364	12,072
IFC - International Finance Corporation	106,968	34,848	72,120	57,186
Others	4,797	464	4,333	4,641
	1,127,148	570,083	557,065	508,977
22.5 Guarantees
Some loan and financing agreements have guarantees clauses, in which the financed equipment or other property, plant and equipment is offered as collateral by the Company, as disclosed in Note 19.1.
The Company does not have contracts with restrictive financial clauses (financial covenants) which must be complied with.
22.6 Relevant transactions entered into during the period
22.6.1 New Revolving Credit Facility (RCF)
On February 5, 2026, the Company entered into a new Revolving Credit Facility through its subsidiary Suzano International Finance B.V., replacing the facility in place since February 2022. The new facility increased the total available revolving credit lines from US$1,275,000 to US$1,775,000 (equivalent to R$9,188,465). The purpose of this new facility is to further strengthen the Company’s already robust liquidity position, providing greater cash flexibility over the coming years.
The total committed amount of US$1,775,000 has an availability period through February 2031. The commitment fee, if the facility remains undrawn, is 0.27% per annum; if drawn, the cost will be SOFR + 0.90% per annum.
22.6.2 Issuance of Rural Product Notes (Cédulas de Produto Rural – CPRs)
On April 1, 2026, the Company completed the fundraising of its 2nd issuance of Financial Settlement Rural Product Notes (CPR-Fs), issued in two tranches totaling R$2,500,000, of which R$1,500,000 relate to the first tranche and R$1,000,000 to the second tranche.
The CPR-Fs were issued on March 15, 2026, with maturities of 10 years for the first tranche, due on March 15, 2036, and 12 years for the second tranche, due on March 15, 2038. The CPR-Fs bear interest of 7.0464% per annum for the first tranche and 6.8338% per annum for the second tranche, accruing on the updated nominal unit value, which is adjusted by the accumulated variation of the IPCA inflation index.
22.7 Significant transactions settled during the period
The Company did not enter into any material settlements during the six-month period ended June 30, 2026.

46

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Years ended June 30, 2026 and 2025

23 LEASES
23.1 Right of use
The balances rolled-forward are set out below:

	Lands	Machinery and equipment	Buildings	Ships and boats	Vehicles	Total
Balances at December 31, 2024	3,475,569	175,043	114,392	1,373,338	42,349	5,180,691
Additions/updates	618,637	212,173	135,659	10,765		977,234
Depreciation (1)	(441,499)	(200,883)	(58,630)	(122,833)	(1,622)	(825,467)
Write-offs (2)	(327)	(277)	(65)			(669)
Balances at December 31, 2025	3,652,380	186,056	191,356	1,261,270	40,727	5,331,789
Additions/updates	113,526	87,491	71,852			272,869
Depreciation (1)	(221,725)	(71,348)	(35,547)	(60,388)	(572)	(389,580)
Balances at June 30, 2026	3,544,181	202,199	227,661	1,200,882	40,155	5,215,078
(1)The amount of depreciation related to land is substantially reclassified to biological assets to make up the formation costs.
(2)Write-off due to cancellation of contracts.
On June 30, 2026, the Company does not have commitments to lease agreements not yet in force.
23.2 Lease liabilities
The balance of lease payables on June 30, 2026, measured at present value and discounted at the respective discount rates are set forth below:

Nature of agreement	Average rate - % p.a. (1)	Maturity (2)	Present value of liabilities
Lands and farms	12.77%	September/2053	4,109,630
Machinery and equipment	11.92%	April/2035	307,492
Buildings	11.59%	February/2035	231,343
Ships and boats	11.25%	February/2039	2,042,930
Vehicles	11.10%	November/2028	16,023
			6,707,418
(1)For the determination of the discount rates, the market CDI rate obtained from the yield curve on B3’s official website was used, considering the term equivalent to the final maturity and the nature of the contracts.
(2)Refers to the original maturities of the agreements and, therefore, does not consider eventual renewal clauses.

47

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Years ended June 30, 2026 and 2025

The balances rolled-forward are set out below:

	06/30/2026	12/31/2025
Opening balance	6,929,890	6,972,915
Additions/updates	272,869	977,234
Write-offs		(669)
Payments	(708,928)	(1,447,973)
Accrual of financial charges (1)	352,187	733,342
Exchange rate variations	(138,600)	(304,959)
Closing balance	6,707,418	6,929,890

Current	876,526	857,810
Non-current	5,830,892	6,072,080
(1)On June 30, 2026, the amount of R$119,255 related to interest expenses on leased lands was capitalized to biological assets to represent the formation cost (R$265,463 as of December 31, 2025).

The maturity schedule for future payments not discounted to present value related to lease liabilities is disclosed in Note 4.2.
23.2.1 Amounts recognized in the statement of income for the period
The amounts presented relate to contracts that qualify for the exemptions established in the Company's accounting policy for short-term and low-value contracts. In these cases, the related assets and liabilities are not recognized, and the associated expenses are recognized directly in statement of income as incurred.

	06/30/2026	06/30/2025
Expenses relating to short-term assets	1,276	1,589
Expenses relating to low-value assets	40	34
	1,316	1,623

24 PROVISION FOR JUDICIAL LIABILITIES
The Company is involved in certain legal proceedings arising in the normal course of its business, which include tax, social security, labor, civil, environment and real estate.
The Company classifies the risk of unfavorable decisions in legal proceedings, based on legal advice, which reflects the estimated probable losses.
The Company’s Management believes that, based on the available information as of the date of these unaudited condensed consolidated interim financial information, its provisions for tax, social security, labor, civil, environment and real estate risks, accounted for according to IAS 37 are sufficient to cover estimated losses related to its legal proceedings, as set forth below:

48

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Years ended June 30, 2026 and 2025

24.1 Roll-forward and changes in the provisions for probable losses based on the nature of the proceedings, net of judicial deposits

					06/30/2026
	Tax and social security	Labor	Civil, environment and real estate	Contingent liabilities assumed (1) (2)	Total
Provision balance at the beginning of the period	339,763	296,358	185,411	2,095,357	2,916,889
Payments	(874)	(25,406)	(18,334)		(44,614)
Provisions/(Reversals), net	(6,854)	6,444	28,744	(37,008)	(8,674)
Monetary adjustment	13,191	10,189	15,073		38,453
Provision balance	345,226	287,585	210,894	2,058,349	2,902,054
Judicial deposits (3)	(32,453)	(50,613)	(63,289)		(146,355)
Provision balance at the end of the period	312,773	236,972	147,605	2,058,349	2,755,699
(1)Amounts arising from tax-related lawsuits with a possible or remote probability of loss in the amount of R$1,931,273 and civil lawsuits in the amount of R$127,076, measured and recorded at the estimated fair value resulting from the business combination with Fibria.
(2)Reversal due to a change in likelihood, cancellation and/or due to settlement.
(3)The amounts presented refer exclusively to judicial deposits for which there is a legally enforceable right of offset.

					12/31/2025
	Tax and social security	Labor	Civil, environment and real estate	Contingent liabilities assumed (1) (2)	Total
Provision balance at the beginning of the period	407,964	353,926	215,553	2,127,725	3,105,168
Payments	(71,692)	(113,840)	(9,176)		(194,708)
Provisions/(Reversals), net	(36,578)	28,281	(41,457)	(32,368)	(82,122)
Monetary adjustment	40,069	27,991	20,491		88,551
Provision balance	339,763	296,358	185,411	2,095,357	2,916,889
Judicial deposits	(31,579)	(62,334)	(21,238)		(115,151)
Provision balance at the end of the period	308,184	234,024	164,173	2,095,357	2,801,738
(1)Amounts arising from tax-related lawsuits with a possible or remote probability of loss in the amount of R$1,962,549 and civil lawsuits in the amount of R$132,808, measured and recorded at the estimated fair value resulting from the business combination with Fibria.
(2)Reversal due to a change in likelihood, cancellation and/or due to settlement.
24.1.1 Tax and social security
On June 30, 2026, the Company has 50 (56 as of December 31, 2025) administrative and judicial proceedings of a tax or social security nature in which the disputed matters are related to IRPJ, CSLL, PIS, COFINS, ICMS among others, whose amounts are provisioned when the likelihood of loss is deemed probable by the Company’s external legal counsel and by Management.
From these, 1 proceedings, amounting to a total of R$1,822 (R$1,749 as of December 31, 2025), relate to matters involving income taxes and, in accordance with IFRIC 23 – Uncertainty over Income Tax Treatments, are recognized under income tax and social contribution payable.
24.1.2 Labor
On June 30, 2026, the Company has 1,076 (1,152 as of December 31, 2025) labor lawsuits.
In general, the provisioned labor proceedings are related primarily to matters frequently contested by employees of agribusiness companies, such as wages and/or severance payments, in addition to suits filed by outsourced employees of the Company.

49

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Years ended June 30, 2026 and 2025

24.1.3 Civil, environment and real estate
On June 30, 2026, the Company has 88 (73 as at December 31, 2025) civil, environmental and real estate proceedings.
The provisioned Civil, environment and real estate proceedings are related primarily to the payment of damages, including those arising from contractual obligations, traffic-related injuries, possessory actions, environmental restoration obligations, claims and others.
24.2 Contingencies with possible losses
The Company is involved in tax, civil and labor lawsuits, whose losses have been assessed as possible by Management, supported by legal counsel, and therefore no provision was recorded:

	06/30/2026	12/31/2025
Taxes and social security (1) - Income taxes (2)(3)	10,057,925	4,559,801
Taxes and social security (1) - Other taxes and contributions	6,102,303	5,857,933
Labor	223,682	189,506
Civil and environmental (1)	1,132,471	1,023,689
	17,516,381	11,630,929
(1)The amounts above do not include the fair value adjustments allocated to possible loss risk contingencies representing R$2,039,340 (R$2,076,296 as of December 31, 2025), which were recorded at fair value resulting from business combinations with Fibria, as presented in Note 24.1.1 above.
(2)In April 2026, the Company received a Notice of Assessment related to the taxation of profits earned by its subsidiary in Austria, with an estimated exposure of R$5,176,100 as of June 30, 2026. In the Company's opinion, supported by the opinions of its external legal advisors, the likelihood of loss is assessed as possible.
(3)The Company is involved in administrative and judicial disputes with the tax authorities related to tax positions adopted in the determination of corporate income tax and social contribution on net income (IRPJ/CSLL). Based on the current assessment, these positions are expected to be upheld in final rulings by higher courts. A summary of these matters under dispute and their potential effects is presented in Note 16.5.

In the six-month period ended June 30, 2026, there were no significant changes in the main nature of these contingencies compared to those disclosed in the annual financial statements for the year ended December 31, 2025 (Note 24.1), except for the IRPJ and CSLL Tax Assessment Notice received in April 2026, which is described in Item 16.5(i) of these financial statements and was disclosed as a subsequent event in the March 31, 2026 financial statements (Note 29.2 – “IRPJ/CSLL Tax Assessment Notice”).
25 EMPLOYEE BENEFIT PLANS
The Company provides supplementary pension plan and defined benefit plan, such as medical assistance and life insurance. The characteristics of such benefits were disclosed in the annual financial statements for the year ended December 31, 2025 (Note 25), which did not change during the six-month period ended June 30, 2026.
25.1 Pension plan
Contributions made by the Company, for Suzano Prev pension plan managed by Brasilprev Seguros e Previdência S.A., for the six-month period ended June 30, 2026 amounted R$11,986 (R$11,813 as of June 30, 2025) recognized under the cost of sales, selling and general and administrative expenses.
25.2 Defined benefits plan
The Company offers the medical assistance and life insurance in addition to the pension plans, which are measured based on actuarial calculations and recognized in the unaudited condensed consolidated interim financial information.

50

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Years ended June 30, 2026 and 2025

The roll-forward of actuarial liabilities prepared based on actuarial report is set forth below:

	06/30/2026	12/31/2025
Opening balance	741,143	721,560
Interest on actuarial liabilities	39,305	77,348
Current service cost	1,118	1,939
Actuarial gain – experience (1)		(13,340)
Actuarial loss – financial assumptions (1)		6,026
Benefits paid directly by entity	(28,182)	(52,390)
Closing balance	753,384	741,143
(1)Actuarial gains and losses are determined annually based on an independent actuarial valuation, reflecting changes in actuarial assumptions and experience adjustments arising from the measurement of defined benefit obligations.
26 SHARE-BASED COMPENSATION PLAN
The Company has long-term share-based remuneration plans: (i) Phantom stock option plan (“PS”), settled in cash; and (ii) Performance Share Plan, settled in shares.
The characteristics and measurement method of each plan were disclosed in the annual financial statements for the year ended December 31, 2025 (Note 22), which did not change during the six-month period ended June 30, 2026.
26.1 Phantom shares plan
The roll-forward arrangements are set out below:

		Number of shares
Year of grant	Fair value on grant date	31/12/2025	Shares granted	Cancelled	Exercised (1)	30/06/2026	Available for completion	Year of vesting
								2026	2027	2028	2029
2021	R$64.12	7,735	168		(7,903)
2022	R$54.20	480,184	10,447	(221)	(353,216)	137,194	65,308	47,391	24,495
2023	R$48.81	2,695,561	58,994	(37,419)	(704,374)	2,012,762		1,764,426	248,336
2024	R$56.58	2,459,390	53,332	(114,998)	(22,826)	2,374,898			2,208,659	166,239
2025	R$59.65	3,410,537	148,358	(143,709)	(26,235)	3,388,951				3,388,951
2026	R$51.58		2,700,208	(23,003)	(6,135)	2,671,070					2,671,070
Number of stock options		9,053,407	2,971,507	(319,350)	(1,120,689)	10,584,875	65,308	1,811,817	2,481,490	3,555,190	2,671,070

Book value		332,322	39,673	(7,891)	(59,183)	304,921
Book value of the previous year		361,974	209,842	(17,843)	(221,651)	332,322
(1)The average price of the share options exercised and exercised due to termination of employment from April 1 to June 30, 2026 was R$47.79.

51

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Years ended June 30, 2026 and 2025

26.2 Restricted shares plan
The position is set forth below:

		Number of stock options
Year of grant	Fair value on grant date	31/12/2025	Shares granted	Exercised/Cancelled	30/06/2026	Year of vesting
						2027	2028	2029	2030	2031
2023	R$50.51	277,249	6,033	(283,282)
2024	R$56.09	2,331,602	50,731	(232,651)	2,149,682	440,715		1,708,967
2025	R$60.47	467,265	10,166		477,431		235,794		241,637
2026	R$51.09		465,844		465,844			273,277		192,567
Number of stock options		3,076,116	532,774	(515,933)	3,092,957	440,715	235,794	1,982,244	241,637	192,567

Book value		80,742	23,159	(27,031)	76,870
Book value of the previous year		60,226	45,642	(25,126)	80,742

27 SHAREHOLDERS’ EQUITY
27.1 Share capital
On June 30, 2026, Suzano recorded a capital increase of R$14,574, bringing its share capital to R$24,283,855 divided into 1,264,117,615 common shares, all nominative, book-entry shares without par value. Expenses related to the public offering were R$33,735, totaling a net share capital of R$24,250,120. The breakdown of the share capital is as set out below:

	06/30/2026		12/31/2025
	Quantity	(%)	Quantity	(%)
Controlling Shareholders
Suzano Holding S.A.	367,612,329	29.08	367,612,329	29.08
Controller	196,144,533	15.52	196,065,636	15.51
Related persons	26,568,442	2.10	32,157,608	2.54
Alden Fundo de Investimento em Ações	27,154,744	2.15	27,154,744	2.15
	617,480,048	48.85	622,990,317	49.28
Treasury (Note 27.2)	30,980,893	2.45	28,208,827	2.23
Other shareholders	615,656,674	48.70	612,918,471	48.49
	1,264,117,615	100.00	1,264,117,615	100.00
On June 30, 2026, SUZB3 common shares ended the period quoted at R$39.75 and R$51.45 on December 31, 2025.

27.2 Treasury shares
On June 30, 2026, the Company had 30,980,893 (28,208,827 as of December 31, 2025) of its own common shares held in treasury, with an average cost of R$52.47 per share, with a historical value of R$1,625,577 (R$1,511,146 as at December 31, 2025) and the market corresponding to R$1,231,490 (R$1,451,344 as at December 31, 2025).

52

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Years ended June 30, 2026 and 2025

For the six-month period ended June 30, 2026, the Company granted 356,734 common shares at an average cost of R$53.57 per share, with a historical value of R$19,110, to comply with the restricted shares plan (Note 26.2).

	Quantity	Average cost per share	Historical value	Market value
Balances at December 31, 2024	24,875,787	53.84	1,339,197	1,536,826
Exercised	(372,160)	53.66	(19,969)	(20,251)
Repurchase	3,705,200	51.80	191,918	191,918
Balances at December 31, 2025	28,208,827	53.57	1,511,146	1,451,344
Exercised	(356,734)	53.57	(19,110)	(18,383)
Repurchase	3,128,800	42.68	133,541	133,541
Balances at June 30, 2026	30,980,893	52.47	1,625,577	1,231,490
28 EARNINGS PER SHARE
28.1 Basic
The basic earnings per share is measured by dividing the profit attributable to the Company’s shareholders by the weighted average number of common shares issued during the period, excluding the common shares acquired by the Company and held as treasury shares.

	06/30/2026	06/30/2025
Net income for the period attributed to Controlling shareholders'	6,105,965	11,345,455
Weighted average number of shares in the period – in thousands	1,264,118	1,264,118
Weighted average treasury shares – in thousands	(28,704)	(26,611)
Weighted average number of outstanding shares – in thousands	1,235,414	1,237,507
Basic earnings per common share – R$	4.94244	9.16799
28.2 Diluted
The diluted earnings per share is measured by adjusting the weighted average of outstanding common shares, assuming the conversion of all common shares with dilutive effects.

	06/30/2026	06/30/2025
Net income for the period attributed to Controlling shareholders'	6,105,965	11,345,455
Weighted average number of outstanding shares – in thousands	1,235,414	1,237,507
Average number of potential shares (stock options) - in thousands	2,947	3,076
Weighted average number of shares (diluted) – in thousands	1,238,361	1,240,583
Diluted earnings per common share – R$	4.93068	9.14526

53

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Years ended June 30, 2026 and 2025

29 EVENTS AFTER THE REPORTING PERIOD
29.1 Acquisition of an interest in a global tissue business
As described in Note 1.2.1 – Acquisition of an interest in a global tissue business, on July 1, 2026 (Closing), the Company completed the acquisition of 51% of the share capital of Arbex, obtaining exclusive control of that entity on that date, as well as a call option over the remaining 49% interest held by K‑C, the exercise of which is at Suzano’s sole discretion. The transaction is aligned with the Company’s strategy to expand its presence in the consumer goods segment and strengthen its position in the global tissue market through the addition of complementary operations, brands, manufacturing capabilities, and distribution channels.
As of June 5, the cash consideration initially agreed for the transaction was US$1,734 million. As a result of the funding raised in connection with the transaction, the amount of cash to be paid by the Company was reduced to US$1,293 million (equivalent to R$6,693 million). The final purchase price remains subject to customary post-closing adjustments as provided for in the transaction agreements.
Acquisition-related costs associated with the business combination totaled R$141,637 (R$59,211 in 2026 and R$82,426 in 2025) and were recognized as an expense in profit or loss in the respective periods within general and administrative expenses.
Arbex will be consolidated prospectively from July 1, 2026, and therefore the transaction did not affect the Company’s statement of financial position as of June 30, 2026 or its results for the six-month period then ended. If the acquisition had occurred at the beginning of fiscal year 2026, consolidated net revenue for the six-month period ended June 30, 2026 would have increased by R$8,468 and consolidated net income would have increased by R$228.
The preliminary purchase price allocation (“PPA”) as of July 1, 2026 is presented below.

(amounts expressed in millions of Brazilian reais)
Carrying amount of net assets	5,006

Fair value adjustments
Inventories (1)	285
Property, plant and equipment (2)	5,378
Trademarks and patents (3)	642
Deferred taxes, net (4)	(1,646)

Goodwill (5)	1,858

Fair value of net identifiable assets	11,523
Acquired interest (51%)	5,875
Non-controlling interest (49%)	5,648

Consideration transferred	6,693
Acquisition cost of the call option	(818)
Total consideration transferred in the business combination	5,875

54

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Years ended June 30, 2026 and 2025

(1)Calculated considering the balance of finished goods based on selling price, net of selling expenses.
(2)Measured based on the analysis of market data from comparable transactions and on cost quantification, derived from the estimated replacement or reproduction cost of the assets.
(3)Other assets include trademark licensing, measured based on projected revenues from products under the valued brands, in accordance with the Relief from Royalty methodology.
(4)Represents the net deferred income tax and social contribution effect recognized on the temporary differences arising from the fair value adjustments to inventories, property, plant and equipment, and trademarks and patents identified in the acquisition.
(5)The goodwill is attributable to expected efficiency gains from the business combination, Arbex's future profitability potential, and other economic benefits that do not individually meet the criteria for separate recognition as identifiable intangible assets.
The amounts assigned are preliminary and may be adjusted during the measurement period prescribed by the applicable standard, as the Company completes additional valuation procedures and obtains new information about facts and circumstances that existed as of the acquisition date.

55

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 12, 2026

SUZANO S.A.

By:	/s/ Marcos Moreno Chagas Assumpção
Name:	Marcos Moreno Chagas Assumpção
Title:	Chief Financial and Investor Relations Officer